Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

CLEARWATER DISTILLING COMPANY LLC dba "Clear Water"
564 W 700 S, Suite 401
Pleasant Grove, UT 84062
https://www.clearwaterdistilling.com/

Up to $1,069,998.16 in Crowdfunding Units at $2.42
Minimum Target Amount: $9,999.44

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: CLEARWATER DISTILLING COMPANY LLC dba "Clear Water"
Address: 564 W 700 S, Suite 401, Pleasant Grove, UT 84062
State of Incorporation: UT
Date Incorporated: April 23, 2018

Terms:

Equity

Offering Minimum: $9,999.44 | 4,132 shares of Crowdfunding Units
Offering Maximum: $1,069,998.16 | 442,148 shares of Crowdfunding Units
Type of Security Offered: Crowdfunding Units
Purchase Price of Security Offered: $2.42
Minimum Investment Amount (per investor): $249.26

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below

Perks *

$250+ :: Clear Water Distilling Sticker (Unique to Investors)

$500+ :: 2 Clear Water Distilling Glasses (Unique to Investors)

$5,000+ :: Private Tour Invitation, Choice of Embroidered New Era Cap or Embroidered Ogio Polo

$10,000+ :: Opening Gala Invitation for 2 (Invitation-Only Party, Press will Attend) ~Q1 2020

$25,000+ :: Opportunity to buy one of the first 100 signed and numbered bottles.

$50,000+ :: A personal and customized experience of our mutual choosing. (custom run, personalized tasting experience, etc)

All levels also get swag from lower levels.

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Clear Water Distilling Co. will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 Crowdfunding Units at $2.42 / unit, you will receive 10 Crowdfunding Units, meaning you'll own 110 units for

$242. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Clear Water Distilling Company LLC (dba "Clear Water") is an experimental distillery that is not afraid to color outside the lines. Clear Water creates high end spirits that may or may not fall within established alcohol industry categories. Just like a chef experiments with ingredients and methods to create exciting and delicious new recipes, so does Clear Water. By combining methods and ingredients traditionally used for a variety of spirits, into one new spirit, Clear Water is redefining the boundaries of the industry.

Competitors and Industry

It is hard to compare Clear Water Distilling Company LLC to other distilleries. Most craft distilleries immediately focus on gin and/ or vodka or rum, and get started on aging a whiskey. This is what sets Clear Water apart. Rather than trying to produce gin or vodka in an ever flooding market, Clear Water is merging ingredients and strategies to create an all new experience for consumers. Josephine is not a true Eau-De-Vie, nor a Rum nor Gin. It is is delicious amalgam of all three. Clear Water aims to set a new standard for experimental spirits.

Current Stage and Roadmap

Clear Water Distilling Company LLC has been working for almost two years on licensing, facilities, training, and R & D. The time has come to open the doors. Finishing touches are being put on the facility, marketing has generated beautiful branding, the equipment is ready and waiting, and the federal license is in hand. The first product will be ready for market this fall, and the sales team is anxious to get going. The Craft distillery market is at the early days of its growth trajectory, and Clear Water is ready to capitalize. In 3 years Clear Water has a goal of 10,000 cases per year and distribution overseas. In 5 years the goal is 25,000 cases and availability in all 50 states.

The Team

Managers

Name: Matt Eau Claire

Matt Eau Claire's current primary role is with Data Architecture Consulting. Matt Eau Claire currently services 30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO and Manager
  Dates of Service: December 05, 2017 - Present
  Responsibilities: Final Decisions, Manage External Issues, The Boss

Other business experience in the past three years:

- **Employer:** USANA Health Sciences
  Title: Enterprise Data Architect
  Dates of Service: March 27, 2017 - March 15, 2019
  Responsibilities: Manage and analyze all data for the company

Other business experience in the past three years:

- **Employer:** InterTec
  Title: Data Architecture Consultant
  Dates of Service: August 01, 2016 - March 26, 2017
  Responsibilities: Data Architecture and Development

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other

information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no certain assurance that the Company will meet our projections. There can be no certain assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product. However, the Company will be endeavoring to execute in a way to hit those projections by ways of analyzing market conditions and investing in initiatives to realize a return on those conditions. The Company will also make decisions and moves to accommodate the given and changing market to present products in sufficient time and quantity to realize a profit.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Securities purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the Securities that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. The Units are also subject to significant restrictions on transfer pursuant to the Operating Agreement.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for the Securities and there may never be one. As a result, if you decide to sell the Securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the spirits industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Units are also subject to significant restrictions on transfer pursuant to the Operating Agreement.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Securities in the amount of up to $1.07 Million in this offering, and may close on any investments that are made. If it cannot raise a substantial portion of those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights
The Securities an investor is buying have no voting rights attached to it. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the crowdfunding units we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, may fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. The number of suppliers (distilleries) is also growing at a tremendous rate, and the Company could become unnoticeable and obscured by the array of products in the marketplace. This could have a negative impact on sales and distribution opportunities.

We are competing against other recreational activities
Although we are a spirits company that caters to a select market, we do compete against other recreational activities such as cannabis. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
The Company was formed on April 23, 2018. Accordingly, the Company has a no operating history upon which an evaluation of its performance and future prospects can be made. Our proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. The Company has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the Securities.

We are an early stage company and have limited revenue and operating history

The Company has a short history, no customers, and effectively no revenue. If you are investing in this company, it's because you think that the Company is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

The alcoholic beverage industry is highly regulated by multiple local, state and federal agencies. The Alcohol and Tobacco Tax and Trade Bureau is the primary federal agency and it imposes the most federal regulations mostly around the calculation and submission of excise tax. There are 2 primary distribution methods for spirits distribution in the 50 states. "Three-tier" states and "Control" State. Three-tier states require that a distributor or wholesaler act between a supplier(distillery) and seller (bar/restaurant/retailer). As such, we will be required by law in those states to sell to a distributor/wholesaler. The distributor/wholesaler could possibly be a risk to our sales and distribution for that entire state as they may encounter financial difficulty, and any risk known to any company as well as the fact they may choose not to concentrate on selling our product. Also, some states, like Nevada have laws that prevent suppliers from changing distributors/wholesalers once a certain levels of sales has been hit. This presents a risk in that the distributor may then change their focus on selling our product.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [members]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [members] and will have no such right.

An increase in alcoholic beverage excise taxes could adversely affect financial results.
The federal government and all of the states levy excise taxes on alcoholic beverages. Individual states also impose excise taxes on alcoholic beverages in varying amounts, which have also been subject to change. If federal or state excise taxes are increased, the Company may need to increase its selling price to maintain its current projected margins, which may or may not be accepted by our customers.

Changes in consumer preferences or public attitudes about alcohol could decrease demand for the Company's products.
If consumers are unwilling to accept the Company's products or if general consumer trends cause a decrease in the demand for alcoholic beverages, including craft spirits, it would adversely impact the Company's sales and results of operations. There is no assurance that the craft spirit segment will experience growth in future periods. If the markets for beer, wine, cannabis, or flavored alcohol beverages continue to grow, this could draw consumers away from the spirit industry in general and the Company's products specifically and have an adverse effect on the Company's sales and results of operations. Further, the alcoholic beverage industry has become the subject of considerable societal and political attention in recent years due to increasing public concern over alcohol-related social problems, including drunk driving, underage drinking, and health consequences from the misuse of alcohol. As an outgrowth of these concerns, the possibility exists that advertising by spirit producers could be restricted, that additional cautionary labeling or packaging requirements may be imposed or that there may be renewed efforts to impose, at either the federal or state level, increased excise or other taxes on beer sold in the United States. If craft spirits in general were to fall out of favor among domestic consumers, or if the domestic craft spirit industry were subjected to significant additional governmental regulation, it would likely have a significant adverse impact on the Company's financial condition, operating results, and cash flows.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
Matthew D Eau Claire	1,801,000	Voting Units	64.3

The Company's Securities

The Company has authorized Non-Voting Units, Crowdfunding Units, and Voting Units. As part of the Regulation Crowdfunding raise, the Company will be offering up to 442,148 of Crowdfunding Units.

Non-Voting Units

The amount of security authorized is 299,999 with a total of 299,999 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Units.

Material Rights

Preemptive Right

Under certain circumstances, should the Company offer to sell securities, the Company shall first offer to sell to each holder of units a portion of such securities equal to each member's proportional share of units in the Company.

Distribution

The Company may in the sole and absolute discretion of the Manager make Distributions to the Members from time to time and such Distributions shall be distributed among the Members at the times and in the aggregate amounts determined by the Manager. Such Distributions shall be paid to the Members on a pro rata basis accordance with their respective Percentage Interest.

Liquidation and dissolution

Upon dissolution, each Member shall have a right to distribution of the proceeds of the liquidation, in the same manner as their rights of distribution, after payment of debts, liabilities and reserves.

General Restrictions on Transfer.

Except under certain circumstances, no Member shall transfer all or any portion of its, her, or his Units. Even upon an approved transfer, the recipient of the transferred Units shall not become a Member until admitted as a substitute Member. Until such time, the Transferee shall constitute an Assignee only.

Right of First Refusal

In the event a Member desires to accept a bonafide third-party offer for the transfer of any or all of the Member's Units (the Units subject to such offer to be hereinafter called the "Target Units"), the Company shall have the right to purchase all or any portion of the Target Units specified in the Transfer Notice for the purchase price contained therein. In the event the Company does not purchase all of the Target Units, the transferor Member shall have a period of thirty (30) days thereafter in which to Transfer the Target Units to the third-party offeror.

Drag-Along Rights.

In the event any Member or group of Members having Voting Units equal to or greater than fifty percent (50%) of all issued and outstanding Voting Units proposes to Transfer all of his, her, its, or their Voting Units to a proposed third party (collectively, the "Transferring Members"), then the Transferring Member or Members shall have the right to compel each of the other Members to sell their Membership Interests to the proposed third party, simultaneously with the sale of the Transferring Member or Members' Units, on the same terms and conditions as accepted, subject to this Agreement. Each Crowdfunding Member hereby constitutes and appoints as the proxies of the Crowdfunding Member and hereby grants a power of attorney to the highest ranking executive officer of the Company (or such other Person as the Manager may select) with full power of substitution, with respect to the matters set forth in this Section.

For Cause Call Right.

The Company shall have the right to repurchase all, but not less than all, of any Member's Units for Cause (the "Cause Call Right") by delivering a written notice to the applicable Member of the Company's intent to exercise its Cause Call Right not more than sixty (60) days after the Company's discovery of actions or inactions giving rise to the Company's exercise of the Cause Call Right. The price paid by the Company for the Units being repurchased from the Member shall be the fair market value of the Member's Units.

Call right

Once the Company has returned to the Non-Voting Members, by way of Distribution an amount equal to the Non-Voting Members' initial Capital Contributions plus an additional twenty percent (20%) of the Non-Voting Members' initial Capital Contribution, the Company shall have the option to repurchase from any Non-Voting Member, all, or a portion, of the Non-Voting Units held by such Member.

Departure of a Member

Upon the death or incapacity of a Crowdfunding Member holding a 10% or greater Membership Interest, a Voting Member, or a Nonvoting Member that in each case is also a natural person (a "Departing Member"), for a period of one hundred and eighty (180) days after the date of the occurrence causing the Member's departure, the Company shall have the right (but not the obligation) to purchase such Member's Membership Interest. In the event the Company does not purchase the Departing Member's Membership Interest, then the Departing Member shall remain a Member or, in the case of the death of the Departing Member, the Departing Member's heir(s) shall become an Assignee until such time, if at all, as the Company accepts the heir(s) as a Substitute Member in accordance with.

Dissolution of Marriage or Death of Spouse

If, in connection with the dissolution of marriage or registered domestic partnership of a Crowdfunding Member holding a 10% or greater Membership Interest, a Voting Member, or a Nonvoting Member, any court issues a decree or order that transfers, confirms, or awards a Membership Interest, or any portion of such interest, to that Member's Spouse (an "Award"), then, that Member shall have the right to purchase from his or her former Spouse that Membership Interest, or portion, that was so transferred, and such former Spouse shall sell the Membership Interest or portion to that Member at the fair market value. If the Member fails to consummate the purchase, such Member shall provide notice to the Manager, and the Company shall have the option to purchase from the former Spouse the Membership Interest or a portion thereof.

Crowdfunding Units

The amount of security authorized is 0 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Crowdfunding Units.

Material Rights

Preemptive Right

Under certain circumstances, should the Company offer to sell securities, the Company shall first offer to sell to each holder of units a portion of such securities equal to each member's proportional share of units in the Company.

Distribution

The Company may in the sole and absolute discretion of the Manager make Distributions to the Members from time to time and such Distributions shall be distributed among the Members at the times and in the aggregate amounts determined by the Manager. Such Distributions shall be paid to the Members on a pro rata basis accordance with their respective Percentage Interest.

Liquidation and dissolution

Upon dissolution, each Member shall have a right to distribution of the proceeds of the liquidation, in the same manner as their rights of distribution, after payment of debts, liabilities and reserves.

General Restrictions on Transfer.

Except under certain circumstances, no Member shall transfer all or any portion of its, her, or his Units. Even upon an approved transfer, the recipient of the transferred Units shall not become a Member until admitted as a substitute Member. Until such time, the Transferee shall constitute an Assignee only.

Right of First Refusal

In the event a Member desires to accept a bonafide third-party offer for the transfer of any or all of the Member's Units (the Units subject to such offer to be hereinafter called the "Target Units"), the Company shall have the right to purchase all or any portion of the Target Units specified in the Transfer Notice for the purchase price contained therein. In the event the Company does not purchase all of the Target Units, the transferor Member shall have a period of thirty (30) days thereafter in which to Transfer the Target Units to the third-party offeror.

Drag-Along Rights.

In the event any Member or group of Members having Voting Units equal to or greater than fifty percent (50%) of all issued and outstanding Voting Units proposes to Transfer all of his, her, its, or their Voting Units to a proposed third party (collectively, the "Transferring Members"), then the Transferring Member or Members shall have the right to compel each of the other Members to sell their Membership Interests to the proposed third party, simultaneously with the sale of the Transferring Member or Members' Units, on the same terms and conditions as accepted, subject to this Agreement. Each Crowdfunding Member hereby constitutes and appoints as the proxies of the Crowdfunding Member and hereby grants a power of attorney to the highest ranking executive officer of the Company (or such other Person as the Manager may select) with full power of substitution, with respect to the matters set forth in this Section.

For Cause Call Right.

The Company shall have the right to repurchase all, but not less than all, of any Member's Units for Cause (the "Cause Call Right") by delivering a written notice to the applicable Member of the Company's intent to exercise its Cause Call Right not more than sixty (60) days after the Company's discovery of actions or inactions giving rise to the Company's exercise of the Cause Call Right. The price paid by the Company for the Units being repurchased from the Member shall be the fair market value of the Member's Units.

Call right

Once the Company has returned to the Non-Voting Members, by way of Distribution an amount equal to the Non-Voting Members' initial Capital Contributions plus an additional twenty percent (20%) of the Non-Voting Members' initial Capital Contribution, the Company shall have the option to repurchase from any Non-Voting Member, all, or a portion, of the Non-Voting Units held by such Member.

Departure of a Member

Upon the death or incapacity of a Crowdfunding Member holding a 10% or greater Membership Interest, a Voting Member, or a Nonvoting Member that in each case is also a natural person (a "Departing Member"), for a period of one hundred and eighty (180) days after the date of the occurrence causing the Member's departure, the Company shall have the right (but not the obligation) to purchase such Member's Membership Interest. In the event the Company does not purchase the Departing Member's Membership Interest, then the Departing Member shall remain a Member or, in the case of the death of the Departing Member, the Departing Member's heir(s) shall become an Assignee until such time, if at all, as the Company accepts the heir(s) as a Substitute Member in accordance with.

Dissolution of Marriage or Death of Spouse

If, in connection with the dissolution of marriage or registered domestic partnership of a Crowdfunding Member holding a 10% or greater Membership Interest, a Voting Member, or a Nonvoting Member, any court issues a decree or order that transfers, confirms, or awards a Membership Interest, or any portion of such interest, to that Member's Spouse (an "Award"), then, that Member shall have the right to purchase from his or her former Spouse that Membership Interest, or portion, that was so transferred, and such former Spouse shall sell the Membership Interest or portion to that Member at the fair market value. If the Member fails to consummate the purchase, such Member shall provide notice to the Manager, and the Company shall have the option to purchase from the former Spouse the Membership Interest or a portion thereof.

Voting Units

The amount of securities outstanding is 2,800,997.

Material Rights

Voting Rights.

Holders of Voting Units are entitled to one vote per Voting Unit held.

Preemptive Right

Under certain circumstances, should the Company offer to sell securities, the Company shall first offer to sell to each holder of units a portion of such securities equal to each member's proportional share of units in the Company.

For Cause Call Right.

The Company shall have the right to repurchase all, but not less than all, of any Member's Units for Cause (the "Cause Call Right") by delivering a written notice to the applicable Member of the Company's intent to exercise its Cause Call Right not more than sixty (60) days after the Company's discovery of actions or inactions giving rise to the Company's exercise of the Cause Call Right. The price paid by the Company for the Units being repurchased from the Member shall be the fair market value of the Member's Units.

General Restrictions on Transfer.

Except under certain circumstances, no Member shall transfer all or any portion of its, her, or his Units. Even upon an approved transfer, the recipient of the transferred Units shall not become a Member until admitted as a substitute Member. Until such time, the Transferee shall constitute an Assignee only.

Right of First Refusal

In the event a Member desires to accept a bonafide third-party offer for the transfer of any or all of the Member's Units (the Units subject to such offer to be hereinafter called the "Target Units"), the Company shall have the right to purchase all or any portion of the Target Units specified in the Transfer Notice for the purchase price contained therein. In the event the Company does not purchase all of the Target Units, the transferor Member shall have a period of thirty (30) days thereafter in which to Transfer the Target Units to the third-party offeror.

Drag-Along Rights.

In the event any Member or group of Members having Voting Units equal to or greater than fifty percent (50%) of all issued and outstanding Voting Units proposes to Transfer all of his, her, its, or their Voting Units to a proposed third party (collectively, the "Transferring Members"), then the Transferring Member or Members shall have the right to compel each of the other Members to sell their Membership Interests to the proposed third party, simultaneously with the sale of the Transferring Member or Members' Units, on the same terms and conditions as accepted, subject to this Agreement.

Distributions

The Company may in the sole and absolute discretion of the Manager make Distributions to the Members from time to time and such Distributions shall be distributed among the Members at the times and in the aggregate amounts determined by the Manager. Such Distributions shall be paid to the Members on a pro rata basis accordance with their respective Percentage Interest.

Liquidation and dissolution

Upon dissolution, each Member shall have a right to distribution of the proceeds of the liquidation, in the same manner as their rights of distribution, after payment of debts, liabilities and reserves.

Departure of a Member

Upon the death or incapacity of a Crowdfunding Member holding a 10% or greater Membership Interest, a Voting Member, or a Nonvoting Member that in each case is also a natural person (a "Departing Member"), for a period of one hundred and eighty (180) days after the date of the occurrence causing the Member's departure, the Company shall have the right (but not the obligation) to purchase such Member's Membership Interest. In the event the Company does not purchase the Departing Member's Membership Interest, then the Departing Member shall remain a Member or, in the case of the death of the Departing Member, the Departing Member's heir(s) shall become an Assignee until such time, if at all, as the Company accepts the heir(s) as a Substitute Member in accordance with.

Dissolution of Marriage or Death of Spouse

If, in connection with the dissolution of marriage or registered domestic partnership of a Crowdfunding Member holding a 10% or greater Membership Interest, a Voting Member, or a Nonvoting Member, any court issues a decree or order that transfers, confirms, or awards a Membership Interest, or any portion of such interest, to that Member's Spouse (an "Award"), then, that Member shall have the right to purchase from his or her former Spouse that Membership Interest, or portion, that was so transferred, and such former Spouse shall sell the Membership Interest or portion to that Member at the fair market value. If the Member fails to consummate the purchase, such Member shall provide notice to the Manager, and the Company shall have the option to purchase from the former Spouse the Membership Interest or a portion thereof.

What it means to be a minority holder

As a minority holder of a crowdfunding units in the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional units. In other words, when the company issues more units, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of units outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more Units, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Voting Units
  Type of security sold: Equity
  Final amount sold: $0.01
  Number of Securities Sold: 2,800,997
  Use of proceeds: Founders Units
  Date: April 23, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Non-Voting Units
  Type of security sold: Equity
  Final amount sold: $100,000.00
  Number of Securities Sold: 299,999
  Use of proceeds: Startup Funding
  Date: April 23, 2018
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The company was formed on April 23, 2018. The company incurred expenses from inception to December 31, 2018 in the amount of $20,270 mainly to develop crafts spirits distillery and on advertising and marketing. Though the company had a net loss as of December 31, 2018, it had cash in bank in the amount of $45,516 and positive working capital in the amount of $32,916.

Historical results and cash flows:

As mentioned, the company is pre-revenue and will not open until October 2019. The company has been incurring expenses mainly on distillery research and development, advertising and marketing, as well as start up legal fees. We believe that once the company has really good prospects and once it launches, there will be high demand for sales, as the craft distillery market is on an upward trajectory. The craft spirits market is currently outpacing the craft beer boom of the early 2000's. The company plans to sell spirits through out of state distributors in 3-tier states, and state run agencies for control state, to retail swag such as shirts, hats, barware etc. We also plan to retail directly to consumers in our retail area at our manufacturing facility, to retail online, sales at events, to contract distilling for other Alcohol and Tobacco Tax and Trade Bureau (TTB) bonded buyers, and to generate revenues from tour fees directly from consumers at our manufacturing facility.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company has a credit card from Chase bank with an outstanding balance of $26,295 as of today, August 19, 2019 and cash bank in the amount of $19,881 as of today, August 19, 2019, with more cash in the amount of $16,500 expected from an initial investor.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign will be the a major factor in our resources. We have a nominal amount balance remaining and those funds will only get us to the point where we are realizing some revenue from sales.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yes, the funds from this campaign are essential to the viability of the company at this point. We do not expect the amount of revenue immediately following our launch will be at a break-even level. As such, we require capital to maintain operations until sales revenue can provide enough.

The only significant revenue milestone as per operations is Break-Even. We are not basing any future operational decision on financial milestones at this time.

Based on production costs and our best estimates at product sales mixture and initial pricing our break-even sales need to be in the 750-1000 cases per year range.

Depending on how much funding is raised through the StartEngine campaign, those funds will account for anywhere between 22% and 95% of our total available funds.

We are also actively seeking private investors and increases to our ability to borrow.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We will not be able to run the company for much more than 3 months with the minimum. This is based on our monthly expense commitment and a minimum of production material investment.

Our monthly operational expenses will be in the range of $13-15k/mo. Our building lease is $4300/mo, additionally equipment leases account for $1300/mo. Other expenses include distillery based ERP software at $250/ and other typical utilities and expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

Theoretically we should be able to operate the company indefinitely. This will give us all the necessary capital needed to expand production and sales resulting in high net positive sales.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

None available at this time.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $7,502,974.99

Valuation Details:

Significant efforts have been made to establish a valuation of the company. Valuation is based on but not limited to the follow factors;

1. The untapped market of craft spirits, currently a $27.5 Billion industry, growing at $1.3 Billion per year as well as the submarket of creative new products represents a massive potential where Clear Water is poised to be a major provider.

2. The possession of a world class marketing brand, and strategic assets and relationships to leverage the branding, and quality product to fulfill that market.

3. The intellectual property and recipes of the company.

4. The advisory board membership including seasoned members of the spirits industry with a history of growing a distillery from $0 to $160 Million.

- Adam Opalek, the former head of Western Sales at High West Whiskey is serving to assist with strategic sales.

-Kerry Brown, the owner and CEO of Factory 6, and former Chief Marketing Officer of Stream Energy a Billion dollar company in Dallas, TX serves on the board as well to assist with Marketing Strategy.

5. The awards of federal and local permits.

6. The nearly 2 years of sweat equity of the founding members.

7. Existing investments from previous investors.

8. Existing building and equipment leases.

9. The Press coverage and social media presence.

10. Already established Brand Ambassadorship in California.

11. Overwhelmingly positive product feedback from spirit industry professional mixologists and influencers.

With all considered, the management considers a valuation of $7,504,410.32 USD to be fair.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.44 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  We will re-invest any proceeds short of of our maximum goal back into fund raising

If we raise the over allotment amount of $1,069,998.16, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Buildout*
  7.0%
  We will use these funds to complete the buildout of our tasting room, lab, offices, and production facility.

- *Legal Fees/Professional Services*
  4.0%
  We will use these funds to pay for our attorney's fees, CPA fees, as well as consulting and other professional services.

- *Equipment*
  25.0%
  This will be used to purchase our full-sized 3000 liter still and associated mash tun and fermenters to reach our full production capacity of 10,000 cases per year.

- *Operations*

10.0%

This will provide funds for operations as we increase sales.

- *Marketing*
  23.5%
  This will be spent on our grassroots campaign initiatives, events, name recognition, and sales.

- *Inventory*
  7.0%
  This will be spent on production and inventory for sales and distribution.

- *Company Employment*
  20.0%
  This will provide salaries for the CEO and Operations Personnel.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.clearwaterdistilling.com/ (clearwaterdistillery.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/clearwaterdistilling

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR CLEARWATER DISTILLING COMPANY LLC dba "Clear Water"

[See attached]

CLEARWATER DISTILLING COMPANY LLC
Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2018

ClearWater Distilling Company LLC
Index to Financial Statements
(unaudited)

See Independent Accountant's Review Report and accompanying notes, which are an integral
part of these financial statements.

SetApart Financial Services
10586 W Pico Blvd, Suite 224
Los Angeles, CA 90065
P: (213) 814 – 2809
W: www.setapartfs.com

To the Board of Directors of
ClearWater Distilling Company LLC
Pleasant Grove, Utah

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of ClearWater Distilling Company LLC. (the "Company,"), which comprise the balance sheets as of December 31, 2018 and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the years ending December 31, 2018 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Marko Glisic, CPA
Los Angeles, California
8/20/19

Marko Glisic, CPA

CLEARWATER DISTILLING COMPANY LLC
BALANCE SHEETS
FOR THE YEARS ENDED DECEMBER 31, 2018
(unaudited)

		December 31, 2018
ASSETS		
Current Assets		
Cash and Cash Equivalents		45,516
Total Current Assets		45,516
Fixed Assets		
Equipment		1,100
Accumulated Depreciation		(47)
Total Non Current Assets		1,053
TOTAL ASSETS	**$**	**46,569**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		12,600
Total Current Liabilities		12,600
Total Liabilities		12,600
Equity		
Members Equity		54,238
Retained Earnings		-
Net Income		(20,270)
Total Equity		33,969
TOTAL LIABILITIES & EQUITY	**$**	**46,569**

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

CLEARWATER DISTILLING COMPANY LLC
STATEMENTS OF OPERATIONS
FOR THE PERIODS DECEMBER 31, 2018
(unaudited)

		December 31, 2018
Revenue	$	-
Cost of Goods Sold		-
Gross Margin		-
Operating Expenses		
Advertising and Marketing		3,618
Research and Development		7,623
General and Administrative Expenses		8,671
Total Operating Expenses		19,912
Net Operating Income (Loss)		(19,912)
Depreciation		(47)
Other Expenses		
Interest expense		(311)
Income Tax		-
Net income (Loss)	$	(20,270)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

CLEARWATER DISTILLING COMPANY LLC
STATEMENTS OF MEMBERS' EQUITY
FOR THE PERIODS ENDED DECEMBER 31, 2018
(unaudited)

	Members' Equity		Additional Paid-in Capital	Accumulated Earnings	Total Members' Equity
	Units	Amount			
March 12, 2018 (Inception)	-	$ -	$ -	$ -	$ -
Contribution	-	-	54,238	-	54,238
Distribution	-	-	-	-	-
Net income (loss)	-	-	-	(20,270)	(20,270)
Balance at December 31, 2018	-	$ -	$ 54,238	$ (20,270)	$ 33,969

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

- 5 -

CLEARWATER DISTILLING COMPANY LLC
STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED DECEMBER 31, 2018
(unaudited)

		December 31, 2018
Cash flows from operating activities		
Net income	$	(20,270)
Depreciation Expense		47
Total Adjustments to reconcile Net Cash Provided By Operations:		
Credit Cards		12,600
Net Cash Provided By Operating Activities:		**(7,622)**
Cash flows from Investing Activities		
Property and Equipment		(1,100)
Net Cash used in investing activities		(1,100)
Cash flows from Financing activities		
Members Contribution		54,238
Net cash received from financing activities		**54,238**
Net (decrease) increase in cash and cash equivalents		45,516
Cash and cash equivalents at beginning of period		-
Cash and cash equivalents at end of period	**$**	**45,516**

NOTE 1 – NATURE OF OPERATIONS

ClearWater Distilling Company LLC was formed on April 23, 2018 ("Inception") in the State of Utah. The financial statements of ClearWater Distilling Company LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Pleasant Grove, Utah.

Clear Water Distilling Company is an experimental distillery that is not afraid to color outside the lines. Clear Water creates high end spirits that may or may not fall within established alcohol industry categories. Just like a chef experiments with ingredients and methods to create exciting and delicious new recipes, so does Clear Water. By combining methods and ingredients traditionally used for a variety of spirits into one new spirit, Clear Water is redefining the boundaries of the industry.

Clear Water will manufacture and sell craft spirits globally. Clear Water will also conduct tours and tastings on site at the distillery. All business is currently conducted at the Pleasant Grove Facility.

Going Concern and Management's Plans
The Company has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when

available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Account Receivables
Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2018 the company had no accounts receivables.

Inventory
Inventories are recorded at the lower of cost or market, using first-in, and first out method (FIFO). As of December 31, 2018, the company does not carry any inventory.

Property and Equipment
Property and equipment will be stated at cost when purchased. Depreciation will be computed primarily using the straight-line method over the estimated useful lives of the assets, which range from 5 to 39 years. Leasehold improvements are amortized over the shorter of the useful life of the related assets or the lease term. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period. As of December 31, 2018, company has property and equipment in the amount of $1,100 and with accumulated depreciation of $47.

Revenue Recognition
The Company will recognize revenues from the sale of spirits online, retailers and distributors, from retail swag sales, from manufacturing facility tour fees, and from contract distilling for other Alcohol and Tobacco Tax and Trade Bureau bonded buyers when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed its 2018 tax returns is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The company had no debt as of December 31, 2018.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its members.

NOTE 5 – MEMBERS' EQUITY

LLC Units

The initial ownership percentages of members are as follows:

Member's Name	Ownership Percentages
Matthew D. Eau Claire	71.44%
Stephanie Eau Claire	11.90%
James Pyle	2.38%
Factory6, Inc.	2.38%
Fred & Judy Metz	11.90%

NOTE 6 – RELATED PARTY TRANSACTIONS

There are currently no related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through August 20, 2019, the issuance date of these financial statements.

On February 22, 2019, signed a lease agreement with a certain lessor for an office space. The lease shall be for 60 months commencing on April 1, 2019 and shall end on March 31, 2024. The company paid a deposit of $15,000 and the monthly rent shall be in the amount of $4,426.

On March 12, 2019, the company entered a lease agreement with a certain lessor for an equipment for the total amount of $38,340. The lease matures after 60 payments of $639 monthly.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

See accompanying Independent Accountant's Review Report

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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Clear Water Distilling

Defiantly Different



HOW WILL YOU
TOAST TODAY?
Defiantly.
CLEAR WATER

Website   Pleasant Grove, UT   FOOD & BEVERAGE



Clear Water Distilling Co. produces handcrafted premium spirits inspired by the inner rebel in each of us. Built with a passion for great taste, we incorporate different distilling methods, high quality yeast and unique ingredients to create the best tasting liquor and experience that consumers have come to expect.

$0.00 raised

0 Investors	90 Days Left
$2.42 Price per Share	$7.5M Valuation
Equity Offering Type	$249.26 Min. Investment

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates 0   Comments   Follow



Reasons to Invest

- The US craft spirits market is expected to reach revenues of more than $20 billion by 2023, growing at an impressive CAGR of over 32% during 2018-2023
- With a team composed of Industry veterans, overall business veterans, and dripping with grit, Clear Water is poised to take their knowledge, experience and drive to build a global player in the craft spirits industry
- Clear Water Distilling is laser focused on producing new and innovative products to revolutionize and highly disrupt the spirits industry. Much like the craft beer industry, Clear Water will produce never before thought of recipes that the larger producers will struggle to keep up with

A craft distiller that doesn't fear and even embraces the specialty liquor shelf

THE PROBLEM

When categories inhibit taste, **there's a problem**.

In order to sit on the shelf as rum, tequila, vodka or any other spirit, it has to be processed a particular way--by law. These laws were written in the 1930s and haven't really changed since. In the meantime, everything around the law has changed--including what consumers want: new flavors, great taste, handcrafted, local and organic.

Today's rules and regulations leave little room for creativity and innovation, which in our opinion is what creates the great taste and unique experiences today's consumer wants. When distilling liquor, any deviation from the standard rules means your spirit is sitting on the "specialty liquor" shelf, and for the majority of distilleries, that's seen as a risk that's too big to take.

Think of it like a box of crayons. These outdated regulations limit creations to the original eight crayons in a box. We're dumping out the crayons, melting them down, and creating a whole new set of colors.



THE SOLUTION

Throw out the rules to enhance taste and experience.



Craft beer has it figured out. Bold brew masters set out against the masses and started experimenting with different yeast, fruits, flavors and methods to produce unconventional tastes we now can't live without. We're here to do the same with craft liquor. We strategically blend techniques used in different distilling methods and add unique ingredients that improve the flavors and proudly put us in the "specialty" category.

Like all of the best innovations throughout history, our liquor stands apart from the crowd. We don't fit inside the lines and that's what makes our premium quality taste even better. And it's only a matter of time before the big dogs follow our lead.

THE MARKET

Craft distilling is **outpacing** craft brewing.

We're in this because it's our passion. But beyond that, the numbers just make sense.


U.S. SPIRITS REVENUE
GREW
5.1% TO 21.5 BILLION

Today's savvy consumer is seeking a unique and personalized experience: the clandestine door, the speakeasy vibe, the modern twist of an old classic. Luxury is within reach for so many and they want to experience it.

✢ Craft Spirits Market



High-end spirit consumers are seeking the same experience they've found through the innovation and creativity of craft brew, but it's a market that's currently underserved. The mass spirit brands are playing it safe and sticking to the category standards, but we're here to color outside the lines and be among the first to deliver what the high-end consumer wants.





Exhibit 2: **The Next Craft Beer?**

The Distilled Spirits Council

*recognized "Unique Innovations" category as a **growing trend** for 2019.*

Notable Acquisitions







$205M+ — PENDLETON WHISKY

THE PATRÓN SPIRITS COMPANY — $5.1B+

$58M+ — BULLDOG LONDON DRY GIN

*These are some of the most successful companies in the industry, and is not representative of the industry overall.

OUR TRACTION

We've **made it through** the hard part.

It's been said that it may be easier to open a nuclear power plant than to open a distillery. However, over the past 2 years that's exactly what we've done. We've filed reports, passed inspections, submitted more paperwork, got approvals, permits and certificates, and done it all over again with every federal, state, and local agency imaginable. The point is, we've completed the process that usually prevents distilleries from even getting started. Our distillery is open for business; what we're asking for now are the funds to help it grow.



REAL CUSTOMER FEEDBACK
"Not sure how, but the second sip was even better than the first."
"I could drink this all night"
"How soon can I buy this?"

WHAT WE DO

WHAT WE DO

We put a **new twist** on an old classic.

We create new and unique flavors that give customers a whole new experience. Combining techniques that are tried and proven (but not often implemented by mass distillers because they may not be the most "economical or time efficient") with fresh and unique flavors. We invest in the small things that make the biggest difference to create the highest quality and premium taste.

Creatively crafted for people who know the difference.

- Handcrafted small batch liquor
- Slow processed and done right
- Creative formula development
- Innovative and creative distilling methods
- All natural molasses, fruits and wine bases
- Vapor infused
- No added flavorings or syrups
- Premium quality

Current Products


JOSEPHINE
EAU-DE-VIE

JOSEPHINE "EAU-DE-VIE"

WILDLY INDEPENDENT.

Like the seductive and rebellious cultural rebel Josephine Baker, our "Eau-De-Vie" has a taste of its own. Uniquely flavored with apple, pear, mango, and sweet molasses gives it a smooth yet complex taste that defies the norm.


CLEAR WATER



Our Process Makes the Difference

Eau-De-Vie is a French spirit that literally means "water of life." It's typically a clear, un-aged fruit brandy with a light flavor that is produced by fermentation and double distillation. But Josephine isn't your typical Eau-De-Vie. We've put our own spin on it and crossed it with a rum. We start by blending our own mash with wine and then double distilling for an experience that some customers say they can "drink all night." The best way to describe it is unbelievably delicious.

LORENZ CINNAMON RUM

EXPLORE NEW BOUNDARIES.

Our Lorenz is creatively crafted to deliver a unique taste for those who are looking for something different. Vapor infused with organic cinnamon, vanilla bean and sweet table molasses embodies a flavor that quickly becomes a crowd favorite.



Rum With a Twist

Yeast makes a huge difference when it comes to flavor. In our Lorenz product, we use two different kinds of yeast to create a smooth, rich taste. To make it even more unique, we use a gin basket (typically used to infuse gin) to infuse the blended flavors into our rum. We use a triple distillation process, just enough but not too much to compromise flavor.



Seasonal and Limited Time Offer

Recipe development is never idle. Our team is constantly experimenting and pushing the boundaries to create bold new flavors. We'll launch with Josephine and Lorenz and expand with seasonal flavors as we go.

THE BUSINESS MODEL

Making money through **traditional retail** and **direct sales**.

We are primarily focused on two avenues to generate revenue: on premise (bars and restaurants) and off premise (liquor and grocery store) sales.

On Premise Sales

Our primary focus is to grow on premise sales, which will create a demand for off premise sales. We're taking a grassroots approach to educate and build personal and direct relationships with mixologists, bartenders, and restaurant owners. We see ourselves working together creatively with today's talented and trendy mixologists to develop drinks that are wildly unique and in high demand.



We'll also leverage social media and content marketing to engage with our audience. In addition to bars and restaurants, we anticipate 20% of our profits to come from tours of our distillery and selling ours products direct to consumer.

Off Premise Sales

The more we invest in on premise sales, we anticipate growth and demand in our liquor and grocery store sales. We believe that packaging also plays a huge roll in off premise sales, so we've invested time and



money into creating award-worthy labels that stand out from the crowd and truly represent the spirits within.



HOW WE ARE DIFFERENT

We're not afraid to **defy tradition**.

Just like the iconic figures we take our inspiration from, we're not afraid to do things differently. We push boundaries and experiment with fresh, organic and unique ingredients combined with non-traditional techniques to create a flavor that stands above the norm.

While there's always a little risk when you don't follow tradition, we've found that it's our "secret sauce" to enhance and improve upon the classic tastes that already exist. The feedback we've received on our first two products has given us the added confidence to move forward. We're creating a taste and experience today's consumers are craving.



How We Craft Great Tasting Liquor

There are three main things in distilling craft liquor that make the biggest difference: the yeast that's used, ingredients for flavor, and the distillation process itself.



CREATIVE YEAST SELECTION

Most people see yeast as yeast--there's one kind and everyone uses it for fermentation (producing alcohol). But here's the truth about yeast: there are

limitless options and combinations of yeast and they all contribute to added flavor. Most of the large distilleries around the world use a turbo yeast that produces alcohol quickly but compromises on flavor. We take time to select the yeasts that give our products the exact flavor profile and premium taste customers are looking for.



FRESH AND FUN INGREDIENTS

Like we mentioned before, we're not afraid to experiment with flavorful ingredients not typically used in spirits. But whatever it is, we start with the freshest quality to ensure the best flavor. An Eau-De-Vie typically uses only fruit but we've improved upon a classic flavor by adding molasses.



DISTILLED FOR FULL FLAVOR

There's a misperception out there that the more a liquor is distilled, the higher the quality. But here's the truth, the more you distill a liquor the higher alcohol volume and yield you get but you lose flavor. We've found the sweet spot that doesn't sacrifice flavor or quality for highest yields. In addition, we're using different distilling methods that add to the outcome. For example, using a gin basket to distill our rum adds another element of flavor you won't find in any traditional rum.

THE VISION

Create a community that's engaged in the experience.

Apart from handcrafting great tasting liquor, we want to create a community where our customers participate in the experience with us. We'll tap into

where our customers participate in the experience with us. We'll tap into bloggers, influencers, and mixologists--such as the US Bartenders Guild--that will help tell our story and build a unique experience. We plan to create online engagement for customers where they can customize a blend or submit their recipe idea.

Down the road, we plan to get into contract distilling for local businesses and events where they can select their flavors and get a set number of cases. Exclusive custom spirit development can be done for any establishment or organization interested in partnering with us. As far as product development goes, we're in constant experiment mode finding new ways to distill and innovate with taste and flavor.



Giving back in honor of those who inspire us.

Part of our vision includes giving back to nonprofit organizations that support a cause honoring the lives of historical figures who've inspired our liquors.

Josephine was a progressive woman who "did it all." After WWII, during which she played an active role with the Resistance, she helped refugees and adopted 11 displaced and impoverished children from different nations. Through the 60s, she spent her time and fortune on numerous humanitarian efforts and the Civil Rights movement.

Lorenz, a Danish explorer, author and anthropologist, was a lover of nature with a great respect for the Inuit culture as he explored the Arctic. He defied death on several occasions throughout his life: being trapped in an avalanche during a dogsled exploration across Greenland and being imprisoned as a Jew and sentenced to death during WWII.

OUR TEAM

Led with grit, and a track record to prove it.



Matt Eau Claire



Matt Eau Claire
CEO

Led multiple multi-million dollar projects
Nearly 25 years of business experience



Adam Opalek
Advisor

Former head of western sales at High West Distillery
With High West from $0 to being sold for $160 million



Stephanie Eau Claire
Accounting/PMO

Head of customer experience
Organization lead and glue for the team



James Pyle
Operations

Day to day operations
You only have to ask once and James gets it done



Factory6
Marketing

15+ years of experience
Award-winning design and brand strategy

WHY INVEST

We're up and running and want you in on the growth.

Imagine showing up to your neighborhood party with a bottle of handcrafted liquor from a company you own. Not a bad feeling, right?



We've been at this for the past two years getting our facility ready, licensed, and open for production. The engine is revved and ready to go. We're just looking for investment to help us grow. You're not investing in our salaries, but our sales.

We've mitigated big risk with the foundational work we've already laid. We've done the tedious hard work, and now you get to join the party when it's about to get fun.

- Among the first craft distilleries with a licensed facility capable of producing 20,000 cases ready to meet high-end consumer demands in the growing industry of craft spirits.
- Profit margins of 50% or better on each product and 30+ years of business development and manufacturing experience.
- A company that cares about community, we plan to give back to organizations that support the causes important to the historical figures who represent our products.

Sources



Clear Water Distilling is Founded

Articles of Organization filed with the state of Utah



DSP Approved!

The vigorous and extensive application process for our DSP applications is complete, submitted and approved. A Major milestone.



Launch StartEngine Campaign

After extensive application process and many SEC hoops, ready to partner with many investors.

April 2018   **May 2019**   **September 2019**

January 2019   **August 2019**   **January 2020**



Spirit Plant Lease Signed

After zoning changes, many city council meetings, and negotiations, we have a home.



Working Hard

Hard at work on our buildout, launch prep, and fundraising.



Official Launch

Product is ready and doors are open. Ready for our opening gala. Launch in California and Utah. (Anticipated)

Meet Our Team







Matt Eau Claire

CEO / Manager/ Godfather

Led Multiple multi-million dollar projects. Nearly 25 years of business eperience.

James Pyle

Operations / Doer of Things

Day to day operations. You only have to ask once and James get it done.

Stephanie Eau Claire

Accounting / PMO / Mother hen

Head of customer experience. Organizational Lead and glue for the team.



Adam Opalek

Sales Advisor

Former head of Western sales at High West Distillery. With High West from $0 to being sold for $160 Million.



Factory 6

Marketing Partner

15+ years of experience. Award-winning design and brand strategy

<table>
<tr><td align="right">**Company** :</td><td>CLEARWATER DISTILLING
COMPANY LLC dba "Clear Water"</td></tr>
<tr><td align="right">**Corporate Address** :</td><td>564 W 700 S, Suite 401, Pleasant
Grove, UT 84062</td></tr>
<tr><td align="right">**Offering Minimum** :</td><td>$9,978.99</td></tr>
<tr><td align="right">**Offering Maximum** :</td><td>$1,069,998.16</td></tr>
<tr><td align="right">**Minimum Investment Amount
(per investor)** :</td><td>$249.26</td></tr>
</table>

Terms

<table>
<tr><td align="right">**Offering Type** :</td><td>Equity</td></tr>
<tr><td align="right">**Security Name** :</td><td>Crowdfunding Units</td></tr>
<tr><td align="right">**Minimum Number of Shares
Offered** :</td><td>399</td></tr>
<tr><td align="right">**Maximum Number of Shares
Offered** :</td><td>42,783</td></tr>
<tr><td align="right">**Price per Share** :</td><td>$25.01</td></tr>
<tr><td align="right">**Pre-Money Valuation** :</td><td>$7,502,974.99</td></tr>
</table>

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below

Perks*

$250+ :: Clear Water Distilling Sticker (Unique to Investors)

$500+ :: 2 Clear Water Distilling Glasses (Unique to Investors)

$5,000+ :: Private Tour Invitation, Choice of Embroidered New Era Cap or Embroidered Ogio Polo

$10,000+ :: Opening Gala Invitation for 2 (Invitation-Only Party, Press will Attend) ~Q1 2020

$25,000+ :: Opportunity to buy one of the first 100 signed and numbered bottles.

$50,000+ :: A personal and customized experience of our mutual choosing. (custom run, personalized tasting experience, etc)

All levels also get swag from lower levels.

*All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Clear Water Distilling Co. will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 Crowdfunding Units at $2.42 / unit, you will receive 10 Crowdfunding Units, meaning you'll own 110 units for $242. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Administrative Expenses" not strictly for administrative purposes. Any expense labeled "Travel and Entertainment". Inter company debt or back payments.

Offering Details

Form C Filings

(SHOW MORE)

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

I'm Matt Eau Claire. I'm the founder of Clear Water Distilling Company.

[Founder, Matt Eau Claire, Clear Water Distilling Co.]

I come from 25 years of background in software and data. I've always had a passion for high-end spirits, food, and creativity, and my home bar is probably the largest in Utah county.

As you know, I'm into high-end spirits, and so do my friends, so they all chipped in and got me a still for Christmas. An Amazing gift. I and I thought; Well, I'm going to make something. The first thing that came to mind was distilling a sangria. I've never heard of anyone doing that, so I gave it a try. I had no idea how it was going to come out and it came out great! Everybody loves it and people are saying, "I could just drink this all night", and I thought well, wow, I could sell this.

I've toured a lot of distilleries in the world. Been to Scotland. Been to France, been to a lot of places that make spirits, and what they're doing there, it surprises me how little creativity there is. They're using a yeast that has no flavor. They're using a yeast that basically provides them the most amount of alcohol in the shortest amount of time.

For us, our passion is taste and flavor and my experience with beer and spirits everything in the past, tells me that yeast is an important factor. We don't care about how long it takes. It tastes awesome and that's the important thing for us. And for people who are into high-end spirits and want something that's amazing and creative, you can't get that from these guys who are just doing the regular stuff and want to be on a certain shelf in the liquor store. So, that why we're here. That's why we're doing this.

Our first product is going to be, what we're going to call, an Eau-De-Vie for now.

[Eau-De-Vie (French for "water of life") an unaged brandy distilled from fermented fruit juice]

And we're calling it an Eau-De-Vie because it's our spin on an Eau-De-Vie. It doesn't fit the 1930's law of what an Eau-De-Vie needs to be. That's purely fruit. We wanted to add a little bit more to it. And, again with that yeast, the fructose from the fruit that we have in there, we also wanted to add some yeast and some flavors from the sucrose from molasses, so it's almost like a rum and an Eau-De-Vie together but the two combined and better. And that's our primary and flagship product.

Our tagline, "Defiantly Different" is no accident. Not only do we want to be different, but not for the sake of being different. We want to be creative, but we don't want to necessarily fit into these categories that they came up with almost 100 years ago. They don't apply anymore. People want something that's cool, something that's new, something that you can put your passion into and not have to worry about; can I call this a whiskey? Can I call this a rum? I don't care what you call it, it's frickin' good! It tastes awesome. People want to drink it. And that's what's important to us. We want to make stuff that's stands on its own, that you can sip, you can take to a party, people are just going to love, and you could just say,

"Hey, you've never had anything like this before."

You can't start a company by yourself. I've got to have an incredible team to make this work, so my first call was to my marketing guys.

[Factory6]

Friends of mine for years. Incredible at what they do. And then of course, my wife.

[Steph]

25 years, we've been together and she's an incredible problem solver, an incredible asset.

[James]

And then my buddy, James who is just a hard worker, tons of grit, helping me out on operations and so then really, we need to round out the team with somebody with some industry expertise. I got introduced to this guy, Adam Opalek.

[Adam]

He was head of western sales for a major distillery that just sold for 160 Million dollars. Guy knows the industry.

We're naming our products after people who were defiantly different. And it just embodies our spirits, and our company in those products. Josephine is our nod to the Eau-De-Vie. She's named after Josephine Baker. She shattered social norms for her time. She was incredible. Lorenz is named after Lorenz Peter Freuchen. That's our Cinnamon Rum. Lorenz was just this mountain of a man and arctic explorer. Just an incredible person in his time. It just fits the bill for our products so well, these people do. Any all of our future products are going to be named after these incredible historical figures.

'

What I want people to remember about Clear Water Distilling is that trying to invent a new spirit is like trying to invent a new color. And the problem is since the 30s we've been dealt this box of 8 Crayola crayons. Well, we're going to melt the damn box of crayons and create our own pallet. Were unique, we're experimental and people [censored] love the product.

We're going to be opening the doors in a few weeks. And then were going to start distributing to California and Utah. Following that, were going to move out into the Midwest and then to the east coast of the US and then after that, we're going international.

I love what were doing. This is a great time to own a distillery. We have an incredible team. We've got industry experience we've got a [censored] load of grit. We're kicking ass. We've got great margins. Greater than 50% margins. And it's a craft distillery in a craft distillery boom. We're cruising!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDED AND RESTATED

OPERATING AGREEMENT

by and among

CLEARWATER DISTILLING COMPANY LLC

and

THE MEMBERS NAMED HEREIN

Effective as of

October 1, 2019

MDE FLM KB JAM SE AO

THE UNITS REPRESENTED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR REGISTERED OR QUALIFIED UNDER ANY STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED, PLEDGED, OR HYPOTHECATED UNLESS QUALIFIED AND REGISTERED UNDER APPLICABLE STATE AND FEDERAL SECURITIES LAWS OR IN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY, SUCH QUALIFICATION OR REGISTRATION IS NOT REQUIRED. ANY TRANSFER OF SECURITIES REPRESENTED BY THIS AGREEMENT IS FURTHER SUBJECT TO OTHER RESTRICTIONS, TERMS AND CONDITIONS WHICH ARE SET FORTH HEREIN.

OPERATING AGREEMENT

This Operating Agreement (this "**Agreement**") of CLEARWATER DISTILLING COMPANY LLC, a Utah limited liability company (the "**Company**"), is entered into to be effective as of October 1, 2019 (the "**Effective Date**") by and among the Company and its Members pursuant to the Utah Revised Uniform Limited Liability Company Act (the "**Act**"). Unless otherwise defined herein, capitalized terms used in this Agreement have the meanings set forth in ARTICLE X hereof.

ARTICLE I
Organizational Matters

Section 1.01 <u>Name.</u> The name of the Company is Clearwater Distilling Company LLC.

Section 1.02 <u>Principal Office.</u> The principal office of the Company is located at 564 North 1200 East, Lehi, Utah 84043, or such other location as may from time to time be determined by the Manager; provided that Company shall continuously maintain an office in the State of Utah. The Manager shall give prompt notice of any such change to each of the Members.

Section 1.03 <u>Office and Agent for Service of Process.</u> The office and agent for service of process on the Company in the State of Utah shall be those named in the Articles of Organization or such other Persons or offices as the Manager may designate in the manner provided by the Act and any other Applicable Law.

Section 1.04 <u>Purpose; Powers; Operating Agreement.</u>

(a) <u>Purpose; Powers.</u> The purpose of the Company is to engage in any lawful act or activity for which limited liability companies may be formed under the Act and to engage in any activities necessary or incidental thereto. The Company shall have all the powers necessary or convenient to carry out the purposes for which it is organized, including those granted by the Act.

(b) <u>Operating Agreement.</u> This Agreement shall constitute the "operating agreement" (as that term is used in the Act) of the Company. The rights, powers, duties, obligations, and liabilities of the Members shall be determined pursuant to the Act and this Agreement. To the extent that the rights, powers, duties, obligations, and liabilities of any Member are different by reason of any provision of this Agreement than they would be under the Act in the absence of such provision, this Agreement shall, to the extent permitted by the Act, control.

Section 1.05 <u>Term.</u> The term of the Company commenced on the date the articles of organization of the Company (the "**Articles of Organization**") were filed with the Secretary of State of

15448183.1

the State of Utah and shall continue in existence perpetually until the Company is dissolved in accordance with the provisions of this Agreement or as provided by law.

Section 1.06 Title to Company Assets. Title to, and all right and interest in, the Company's assets, including real and personal property, shall be acquired in the name of and held by the Company.

ARTICLE II
Members

Section 2.01 Members. The names, business, residence, or mailing address of the Members, and the Capital Contributions, Membership Interests, Units, and classes of Units of the Members are set out in the Members Schedule. The Manager (or its designee) shall update the Members Schedule on the issuance or Transfer of any Units to any new or existing Member or Assignee in accordance with this Agreement. In the event Units are transferred, but the Transferee is not admitted as a Substitute Member, such Transferee's status as an Assignee shall be noted on the Member Schedule.

(a) No Exclusive Duty. Unless otherwise restricted pursuant to an agreement between a Member and the Company, any Member may have other business interests and may engage in or invest in other activities in addition to those relating to the Company; provided, however, that the Members hereby agree not to invest in any business or Person, if such investment would cause a violation under the federal and state laws commonly known as "tied house" laws, which prohibit having ownership and/or financial interest at multiple tiers of the alcoholic beverage industry. No Member, acting in the capacity of a Member, shall be obligated to offer to the Company or to the other Members any opportunity to participate in any other business venture, unless such opportunity is presented to such Member in the Member's capacity as a Member of the Company. Neither the Company nor the other Members shall have any right to any income or profit derived from any such other business venture of a Member. For the avoidance of doubt, the foregoing shall not relieve any of the Members from liability associated with the unauthorized disclosure of the Company's confidential information obtained pursuant to this Agreement.

Section 2.02 Capital Contributions; Capital Accounts; No Withdrawals.

(a) Contributions. The Members have contributed to the Company the amounts, in the form of cash, Property, services, promissory notes, or other obligations (as such amounts may be amended herein from time to time, the "**Capital Contributions**") set out in the Members Schedule. No interest shall accrue on any Capital Contribution and no Member shall have the right to withdraw or be repaid any Capital Contribution except as provided in this Agreement. Persons may be admitted to the Company as Members and Units may be created and issued to such Persons and to existing Members upon the approval of and on the terms and conditions as are determined by the Manager at the time of admission. The terms of admission or issuance must specify the Units applicable thereto and may provide for the creation of different classes or groups of Members and/or Units having different rights, powers, and duties.

(b) Additional Capital Contributions. If funds in addition to the initial Capital Contributions and any loans are, in the reasonable judgment of the Manager, required to meet the reasonable needs of the business, the Members may make additional capital contributions in accordance with the terms and conditions as are determined by the Manager. If the Manager determines to request additional capital contributions, the Members shall each be given the opportunity to contribute additional capital to the Company in an amount equal to the amount of the needed capital in proportion to their respective Membership Interests. Notwithstanding anything in this Section 2.02(b) to the contrary, no

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Member shall be required to make any additional capital contribution, and the only recourse of the Company in the event that any such Member does not make a capital contribution is the dilution of the ownership interest of such non-contributing Member.

(c) Loans From Members. In the event the Manager determines that it is in the best interests of the Company to borrow funds from one or more of the Members for use in the operation of the business, then such Members may make such loans as they mutually agree upon with the Manager. Any loans made pursuant to this Section 2.02(c) shall be payable upon such commercially reasonable terms as the Manager shall determine. In making any such loan, Members shall be treated as a general creditor and not as a Member.

(d) Membership Interest – Units. The Company's Membership Interests shall be represented by "**Units**". As of the date of this Agreement, the Company shall have three classes of Units. These classes of Units shall be Voting Units, Non-Voting Units, and Crowdfunding Units and each such class shall have the rights, preferences, restrictions, and obligations set forth below and elsewhere herein.

(i) Voting Units. The number of Voting Units that are issued and outstanding at any time shall be set forth on the Members Schedule, as it may be amended time to time. As set forth herein, each issued and outstanding Voting Unit shall have one vote on every matter subject to a vote by the Members.

(ii) Non-Voting Units. The number of Non-Voting Units that are issued and outstanding at any time shall be set forth on the Members Schedule, as it may be amended time to time. The Non-Voting Units shall not be entitled to vote on any matters unless otherwise specified.

(iii) Crowdfunding Units. The number of Crowdfunding Units that are issued in connection with that certain Subscription Agreement dated October 1, 2019 (and any subsequent capital raise rounds of financing approved by the Manager from time to time) and outstanding at any time shall be set forth on the Members Schedule, as it may be amended time to time. The Crowdfunding Units shall not be entitled to vote on any matters unless otherwise specified.

(iv) All Distributions shall be made in proportion to the Member's Percentage Interest.

(e) Return of Capital. No Units are entitled to the return of Capital Contributions.

(f) Incentive Units. The Manager may establish one or more equity incentive plans, unit purchase plans, or similar equity compensation arrangements (each a "**Plan**") and may authorize the issuance of or reserve Units thereunder for issuance to the Officers, employees, and service providers of the Company. In lieu of issuing actual Units, the Manager may establish a Plan that is structured as a "shadow," "tracking," "unit appreciation right," or other similar cash-based plan, which may provide, among other things, that the units issuable under such Plan (i) may or may not be convertible into Membership Interest, and/or (ii) are entitled to receive Distributions on such units under this Agreement as if such units were outstanding Units, or cash payments in respect of such units upon the occurrence of specified events. Any units, shares, or cash incentives so issued are hereinafter referred to as "**Incentive Units**". The Manager, in his, her, or its sole discretion, shall determine the rights, obligations, and conditions incident to any grant or issuance of Incentive Units. The issuance of Incentive Units shall, if applicable, dilute the ownership of all Members such that the Percentage Interest in the Company held by the Members shall be diluted by the same proportion as each Member's Units bears to the aggregate number of Units held by all Members.

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Section 2.03 Admission of Additional Members.

(a) Rights of Assignees. An Assignee of Units, of any class, has no right to participate in the management of the business and affairs of the Company or to become a participant in the management of the business and affairs of the Company or to become a Member. An Assignee is only entitled to the Economic Interest associated with the class of Units held by such Assignee, unless and until such Assignee is admitted as a Substitute Member.

(b) Admission of Substitute Members. An Assignee of Units shall be admitted as a Substitute Member and entitled to all the rights of the Member who initially assigned the Units only with the approval of, and on the terms and conditions prescribed by, the Manager (upon such admission a "**Substitute Member**"). The Manager may grant or withhold the approval of such admission for any reason in its sole and absolute discretion (including with respect to a Permitted Transferee). If so admitted, the Substitute Member has all the rights and powers and is subject to all the restrictions and liabilities of the Member originally assigning the Units. The admission of a Substitute Member shall not release the Member originally assigning the Units from any liability to the Company that may have existed prior to the approval.

(c) Admission of Additional Members. With the consent of and on terms and conditions as are determined by the Manager, the Company may permit the admission of Additional Members, though the issuance of additional Units, which may be of the same or different class than the Voting Units, if determined by the Manager. Admission of any Additional Member may result in a dilution of the Membership Interests of the then Members.

Section 2.04 Dissociation. Except as specifically provided, and subject to the provisions for Transfers contained in Article VI, no Member shall have the right to withdraw from membership in the Company without the approval of the Manager.

Section 2.05 Certification. The Manager may, but shall not be required to, issue certificates to each Member evidencing the Units held by such Member. If the Manager shall issue certificates representing Units, then such certificates shall bear customary restrictive legends referencing this Agreement and the restrictions on transfer set forth herein, as well as any other legends required by Applicable Law. Any such certificates shall also designate the class of Units represented thereby.

Section 2.06 Meetings.

(a) Calling. Meetings of the Members may be called by (i) any Manager or (ii) a Member or group of Members holding more than twenty percent (20%) of the Voting Units.

(b) Member Meeting Notice. Written notice stating the place, date, and time of the meeting, the means of electronic communication or transmission, if any, and describing the purposes for which the meeting is called, shall be delivered not fewer than ten (10) days and not more than thirty (30) days before the date of the meeting to each Member, by or at the direction of the Manager or the Member(s) calling the meeting. The business to be conducted at such meeting shall be limited to the purposes described in the notice. The Members may hold meetings at the Company's principal office or at such other place, within or outside the State of Utah, as the Manager or the Member(s) calling the meeting may designate in the notice for such meeting.

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(c) Participation. Any Member may participate in a meeting of the Members (i) using conference telephone or electronic video screen communication, if all Persons participating in the meeting can talk to and hear each other or (ii) by Electronic Transmission by or to the Company if the Company (1) implements reasonable measures to provide Members, in person or by proxy, a reasonable opportunity to participate and vote, including an opportunity to read or hear the meeting's proceedings substantially concurrently with the proceedings and (2) maintains a record of votes or other action taken by the Members. Participation by such means shall constitute presence in person at such meeting.

(d) Proxy. On any matter that is to be voted on by the Members, a Member entitled to vote may vote in person or by proxy, and such proxy may be granted in writing signed by such Member, using Electronic Transmission authorized by such Member or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Member executing it unless otherwise provided in such proxy; provided, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

(e) Waiver. Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(f) Quorum. To the extent not otherwise prohibited by law, quorum of any meeting of the Members shall require the presence, whether in person or by proxy, of Members holding a Majority of the Voting Units. Subject to Section 2.07, no action may be taken by the Members unless the appropriate quorum is present at a meeting.

(g) Majority Required. Subject to Sections 2.07, 3.07, 11.08, and any other provision of this Agreement or the Act requiring the vote, consent, or approval of a different percentage of the Units (unless validly modified hereby), no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of the Members holding a Majority of the Voting Units entitled to vote on such matter.

Section 2.07 Action Without Meeting. Notwithstanding the provisions of Section 2.06, any matter that is to be voted on, consented to, or approved by the Members may be taken without a meeting, without prior notice and without a vote if a written consent is signed and delivered (including by Electronic Transmission) to the Company within sixty (60) days of the record date for that action by a Member or the Members holding not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting. A record shall be maintained by the Manager of each such action taken by written consent of a Member or the Members. Unless the consents of all Members entitled to vote have been solicited in writing, the Manager shall give notice of any amendment to the Articles of Organization or this Agreement, a dissolution, or a merger of the Company approved by the Members without a meeting by less than unanimous written consent, at least ten (10) days before the consummation of such action.

Section 2.08 Preemptive Rights.

(a) Except for issuances (collectively, the "**Exempted Issuances**") of: (i) Equity Securities issued in respect of existing Equity Securities in connection with restructurings, recapitalizations, or similar transactions, (ii) Equity Securities issued upon exercise, conversion, or exchange of other Equity Securities which were issued in compliance with this Section 2.08(a) or Equity Securities which were issued in an issuance which is exempt from this Section 2.08(a), (iii) Units issued in connection with any Unit split, Unit dividend, or similar recapitalization of the Company, or (iv)

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Incentive Units issued in accordance with Section 2.02(f), if the Company sells any Equity Securities, the Company shall offer to sell to each holder of Units (other than an Excluded Member) a portion of such Equity Securities equal to such Member's Proportional Share, provided that (1) any Member disqualified from participation in any such issuance by Section 6.01(b) shall have no rights under this Section 2.08 and (2) no Member that is not an "accredited investor" as such term is defined under the Securities Act of 1933 (any such Member, an "**Excluded Member**") shall have any rights under this Section 2.08. Each such Member (other than Excluded Members) shall be entitled to purchase such Equity Securities at the most favorable price and on the most favorable economic terms as such securities are to be offered to any investor. Unless otherwise determined by the Manager, the purchase price for all securities offered to such Members pursuant to this Section 2.08(a) shall be payable in cash.

(b) In order to exercise its purchase rights hereunder, a Member must within ten (10) business days after receipt of written notice from the Company describing in reasonable detail the securities being offered, the purchase price thereof, the payment terms and such holder's Proportional Share, deliver a written notice to the Company describing such holder's election to purchase its Proportional Share hereunder. If a Member fails to deliver written notice of such holder's election as provided in the immediately preceding sentence then such holder shall have waived any rights to purchase the securities described in the notice from the Company under this Section 2.08.

(c) Upon the expiration of the offering periods described above, the Company shall be entitled to sell such securities which such Members have not elected to purchase during the one hundred and eighty (180) days following such expiration at a price not less and on other terms and conditions no more favorable to the purchasers thereof than that offered to such holders. Any securities offered or sold by the Company after such 180-day period must be reoffered to such Members (other than Excluded Members) pursuant to the terms of this Section 2.08.

(d) Notwithstanding anything to the contrary set forth herein, in lieu of offering any securities to the Members at the time such securities are offered or sold to any investor, the Company may comply with the provisions of this Section 2.08 by making an offer to sell to the Members (other than Excluded Members) such securities promptly after a sale to such investor is consummated in such a manner so as to achieve the same economic effect as if such offer would have been made at the time of such sale.

(e) For the purposes of this Section 2.08, "**Proportional Share**" means, with respect to each Member, the quotient obtained by dividing (a) the Units held by such Member, by (b) the aggregate number of Units outstanding.

Section 2.09 Call Rights.

(a) Non-Voting Units. Once the Company has returned to the Non-Voting Members, by way of Distribution an amount equal to the Non-Voting Members' initial Capital Contributions plus an additional twenty percent (20%) of the Non-Voting Members' initial Capital Contribution, the Company shall have the option to repurchase from any Non-Voting Member, all, or a portion, of the Non-Voting Units (the "**Investor Call Right**") held by such Member (the "**Selling Member**"). To exercise its Investor Call Right, the Company shall deliver written notice to the Selling Member of the Company's intent to exercise its Investor Call Right. The price paid by the Company for the Non-Voting Units being repurchased from the Selling Member (the "**Call Price**") shall be the fair market value of the Selling Member's Non-Voting Units. The fair market value of the Units subject to the Call Right (the "**Subject Units**") shall be determined by the Selling Member(s) and the Manager in good faith. Should the parties be unable to mutually agree upon such fair value after thirty (30) days of good faith negotiation, the fair

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market value shall be determined by an independent appraiser mutually agreed upon by the parties. In the event that the Company and the relevant Non-Voting Member(s) cannot agree upon an appraiser within ten (10) days (the "**Mutual Selection Period**"), the Non-Voting Member shall select an appraiser to complete an initial appraisal ("**Initial Appraisal**"), and the Company shall select an appraiser to perform an additional appraisal ("**Additional Appraisal**"). If the higher of the Initial Appraisal and the Additional Appraisal is within ten percent (10%) of the other, the difference shall be divided by two, added to the lower appraisal and the result shall determine the Call Price. In the event that the Initial Appraisal and the Additional Appraisal are more than ten percent (10%) apart, the two appraisers shall mutually select an additional appraiser to perform a third appraisal ("**Third Appraisal**"), and the appraisal amount in the middle shall be used to determine the Call Price, which result shall be binding. Each party shall have ten (10) days following expiration of the Mutual Selection Period to select its appraiser, and in the event either party fails to select an appraiser within such period, such party's right to select an appraiser shall be forfeited and the appraisal shall be conducted solely by the appraiser selected by the other party. If the parties cannot agree to an appraiser during the Mutual Selection Period, the applicable Non-Voting Member(s) must bear the cost of the Initial Appraisal, the Company shall bear the cost of the Additional Appraisal, and the cost of the Third Appraisal shall be divided evenly among the parties. If the parties do mutually agree to a single appraiser, the reasonable cost of such appraiser shall be borne by the Company.

(b) For Cause Call Right. The Company shall have the right to repurchase all, but not less than all, of any Interest Holder's Units, if the Interest Holder's Units are being repurchased for Cause (the "**Cause Call Right**"). To exercise its Cause Call Right, the Company shall deliver written notice to the applicable Interest Holder (the "**Subject Holder**") of the Company's intent to exercise its Cause Call Right not more than sixty (60) days after the Company's discovery of actions or inactions giving rise to the Company's exercise of the Cause Call Right. The price paid by the Company for the Units being repurchased from the Subject Holder shall be the fair market value of the Subject Holder's Units, which shall be determined by the same process set forth in Section 2.09(a) above.

For the purposes of this Agreement, "**Cause**" shall mean: (1) the commission by an Interest Holder of a felony or other crime involving moral turpitude or the commission of any other act or omission involving dishonesty, disloyalty, or fraud with respect to the Company, or its Affiliates or any of its or their business relations, (2) to the extent an Interest Holder is a Manager, Officer, or employee of the Company, an Interest Holder (A) reporting to work under the influence of alcohol or recreational drugs or (B) failing to perform duties reasonably directed by the Manager or a superior Officer, which failure subsists for fifteen (15) days after the delivery of written notice by the Manager to the applicable Interest Holder detailing the failure or (C) failing a drug test issued by the Company in accordance with Utah law, (3) intentional misconduct or grossly negligent or reckless conduct by an Interest Holder, which causes the Company, or its Affiliates, material economic harm, if such failure shall continue beyond a period of fifteen (15) days immediately after delivery of written notice thereof from the Manager to the Interest Holder (explaining in reasonable detail the nature of such failure), (4) any willful act or omission by an Interest Holder intended to aid or abet a competitor to the material disadvantage or detriment of the Company, (5) the violation by an Interest Holder of any law, provided such failure results on material economic harm to the Company, or (6) the Interest Holder's material breach of this Agreement or any other agreement between the Company and the Interest Holder, each as determined by the Manager after reasonable investigation.

ARTICLE III
Management

Section 3.01 Management of the Company. The Company shall be managed by a Manager. Except as expressly provided otherwise in this Agreement, the Manager shall have the exclusive right to

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manage the Company's business. Accordingly, except as otherwise specifically limited in this Agreement or under Applicable Law, the Manager, at times acting through the Officers of the Company, shall: (i) manage the affairs and business of the Company; (ii) exercise the authority and powers granted to the Company; and (iii) otherwise act in all other matters on behalf of the Company. No Member may take or effect any action on behalf of the Company or otherwise bind the Company in the absence of a formal delegation of authority by the Manager to such Member. Except as expressly provided otherwise in this Agreement, the Manager, at times acting through the Company's Officers, shall take all actions which shall be necessary or appropriate to accomplish the Company's purposes in accordance with the terms of this Agreement.

Section 3.02 <u>Tenure and Qualification.</u> As of the Effective Date, the Manager shall be Matthew D. Eau Claire. The Manager shall hold office until a successor(s) shall have been elected and qualified in accordance with Section 3.03 below. A Manager need not be a resident of the State of Utah, or of the United States. The number of Managers shall not be increased or decreased from one (1) without the vote of a Majority of the Voting Units.

Section 3.03 <u>Election/Removal/Resignation.</u> The Manager may only be removed from his, her, or its position upon the vote of at least seventy-five percent (75%) of the Voting Units. The Manager may resign at any time by delivering a written resignation to the Company, which resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of a particular event. Upon the removal or resignation of the Manager, any vacancy shall be filled by a vote of a Majority of the Voting Units. Any vacancy occurring created by an increase in the number of Managers, shall be filled by a vote of the existing Manager(s), and if no Managers remain, by a vote of the Majority of the Voting Units, unless otherwise agreed to by the Majority of the Voting Units. The removal or the resignation of the Manager shall not affect the Manager's rights as a Member and shall not constitute a dissociation of such Member.

Section 3.04 <u>Manager Compensation.</u> A Manager shall not be entitled to any compensation for service as Manager, except by the consent at least a Majority of the Voting Units. Notwithstanding the foregoing, at the discretion of the Manager, a Manager may be paid for other roles with the Company (such as an Officer role) or services provided for the Company; provided that, without the vote of at least Majority of the Voting Units no Manager shall receive any guaranteed payments or other similar compensation (other than any Distribution from the Company), for service in any capacity, in excess of $175,000 in any calendar year.

Section 3.05 <u>Duty of Manager.</u> Each Manager shall perform his, her, or its duties as a Manager in good faith, in a manner he, she, or it reasonably believes to be in or not opposed to the best interest of the Company, and with the care that an ordinarily prudent person in a similar position would use under similar circumstances. The fiduciary duties a Manager owes to the Company and the other Members shall be those of a director of a Utah corporation to the corporation and its shareholders.

(a)   Notwithstanding the foregoing, the following categories of activities, as long as not manifestly unreasonable, will not be found to violate the duty of loyalty: investing in, assisting, or collaborating with the operations of another distillery, winery, brewery, brewpub, or restaurant, but only with the consent of the Voting Members.

(b)   Regardless of the activity, after full disclosure to all Members of all material facts, a Majority of the Voting Units may ratify an activity that otherwise might violate the duty of loyalty.

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Section 3.06 Certain Powers of the Manager. Subject to 3.07 below, the Manager shall have the right, power, and authority, in the management of the business and affairs of the Company, to do or cause to be done, at the expense of the Company, any and all acts deemed by the Manager to be necessary or appropriate to effectuate the business, purposes, and objectives of the Company. Without limiting the generality of the foregoing or of Section 3.01 above, but subject to Section 3.05 and 3.07, the Manager shall have the power and authority to:

(a) Establish a record date with respect to all actions to be taken hereunder that require a record date be established, including with respect to Distributions;

(b) Change the object and purpose of the Company;

(c) From time to time, to designate or change the designation of Member(s) and agent(s) of the Company who will be authorized to sign or countersign checks, drafts, or other orders for payment of money issued in the name of the Company against any funds deposited in any of such accounts, and to revoke any such designation;

(d) Bring and defend on behalf of the Company actions and proceedings at law or in equity before any court or governmental, administrative, or other regulatory agency, body, or commission or otherwise;

(e) Execute all documents or instruments, perform all duties and powers and do all things for an on behalf of the Company in all matters necessary, desirable, convenient, or incidental to the purpose of the Company, including, without limitation, all documents, agreements, and instruments related to the making of investments of Company funds;

(f) Issue additional Membership Interests, Equity Securities, or other securities, or admit additional Members to the Company;

(g) To open, keep, and close general and special bank accounts (including general deposit accounts, payroll accounts, and working fund accounts) and to incur indebtedness in any amount deemed advisable by the Manager, whether secured or not on the Company's behalf;

(h) To cause to be deposited in such accounts with any such depository, from time to time, such funds, including without limitations, cash and cash equivalents of Company as the Manager deems necessary or advisable, and to designate or change the designation of Member(s) and agent(s) of Company who would be authorized to make such deposits and to endorse checks, drafts, or other instruments for such deposits;

(i) To authorize the use of facsimile signatures for the signing or countersigning of checks, drafts, or other orders for the payment of money, and to enter into such agreements as banks and trust companies customarily require as a condition for permitting the use of facsimile signatures;

(j) Set the employment and compensation of Officers and other key management personnel of the Company, including the adoption of benefit plans and the determination of which personnel shall be participants in such plans, or the termination of the employment of Officers and other key management personnel; and

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(k) To sign on behalf of Company for any documents related to alcohol licensing permits, specifically, but not limited to, the Utah Department of Alcoholic Beverage Control and the Alcohol and Tobacco Tax and Trade Bureau.

The expression of any power or authority of the Manager in this Agreement shall not in any way limit or exclude any other power or authority of the Manager that is not specifically or expressly set forth in this Agreement.

Section 3.07 Actions Requiring Approval of Members. Notwithstanding Section 3.01 above, without the written approval of a not less than seventy-five percent (75%) of the Voting Units, the Company shall not, and shall not enter into any commitment to:

(a) amend, modify, or waive any provisions of the Articles of Organization or any material provision of this Agreement.

(b) merge, consolidate, sell off all or substantially all of the Company's assets, or any other event or transaction that would result in a Change in Control of the Company (other than a transaction undertaken for primarily equity raising purposes). For the purposes of this Agreement, "**Change of Control**" means (i) the sale of all or substantially all of the assets of the Company to an independent third party, (ii) a sale resulting in more than fifty percent (50%) of the Membership Interests of the Company being held by an independent third party, or (iii) a merger, consolidation, recapitalization, or reorganization of the Company with or into an independent third party that results in the inability of the Members to designate or elect the Manager (or Majority of the board of managers or directors or its equivalent) of the resulting entity or its parent.

(c) dissolve or liquidate the Company.

Section 3.08 Officers. The Manager may appoint individuals as officers of the Company (the "**Officers**") as the Manager deems necessary or desirable to carry on the business of the Company and may delegate to such Officers such power and authority as the Manager deems advisable. An Officer is not required to be a Member or Manager of the Company. Any individual may hold two (2) or more offices of the Company. Each Officer shall hold office until his or her successor is designated by the Manager or until his or her earlier death, resignation, or removal. Any Officer may resign at any time upon written notice to the Manager. Any Officer may be removed by the Manager at any time, with or without cause. A vacancy in any office occurring because of death, resignation, removal, or otherwise may, but need not, be filled by the Manager.

ARTICLE IV
Tax Classification Election

Section 4.01 C Corp Status for Tax Purposes; Limited Liability Company Status for State Law Purposes

(a) C Corporation Status for Tax Purposes. The Company will be treated as a Subchapter C Corporation ("C Corporation") for federal, state, and local income tax purposes (but not for non-tax purposes) by filing a Form 8832 with the IRS effective October 1, 2019.

(b) Limited Liability Company Status for State Law Purposes. Notwithstanding the foregoing, it is intended (the Members specifically agree) that the Company shall be classified as a limited liability company under Utah law and for all other non-tax purposes. No Member shall be

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constructed to be a partner in the Company or a partner of any Member or Person. The Articles of Organization and this Agreement and the relationship created thereby and arising therefrom shall not be construed to suggest otherwise.

ARTICLE V
Distributions

Section 5.01 Distributions. The Company may in the sole and absolute discretion of the Manager make Distributions of some or all of the Distributable Cash (as defined below) to the Members from time to time and such Distributions shall be distributed among the Members as follows:

(a) Discretionary. Distributions of available cash, other than in connection with liquidation, shall be made to the Members at the times and in the aggregate amounts determined by the Manager. Such Distributions shall be paid to the Members on a pro rata basis in accordance with their respective Percentage Interest.

(b) Distributable Cash and other Limitations. "**Distributable Cash**" shall mean all cash, revenues, and funds received by the Company from Company operations or any other source (other than proceeds from (i) the sale of Units in the Company; or (ii) the sale, exchange, or other disposition of all or substantially all of the non-cash assets of the Company which shall be distributed in accordance with Article XII), less the sum of the following to the extent paid and not set aside by the Company: (i) all principal and interest payments of the Company and all other sums paid to lenders, (ii) all cash expenditures incurred in the normal operations of the Company's business, (iii) such Reserves as the Manager deems reasonably necessary for the proper operation of the Company's business. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any Distribution to Members if, after giving effect to such Distribution, either (i) the Company would be insolvent, as defined in the Act, (ii) the net assets of the Company would be less than zero, (iii) such Distribution would cause a breach of any agreement with one or more of the Company's creditors, or (iv) such Distribution would violate Section 405 of the Act or other Applicable Law.

(c) Liability. No Member shall be liable to the Company for the amount of a Distribution received provided that, at the time of the Distribution, such Member did not know that the Distribution was in violation of Section 5.01(b). A Member which receives a Distribution in violation of Section 5.01(b), and knew at the time of the Distribution that the Distribution violated such condition, shall be liable to the Company for the amount of the Distribution.

(d) Sale Event. Upon the occurrence of a Sale Event, Distributions of the proceeds therefrom shall be made in accordance with Section 5.01(a) above.

ARTICLE VI
Transfers, Dispositions, and Restrictions

Section 6.01 General Restrictions on Transfer.

(a) Except as permitted pursuant to Section 6.03, no Member shall Transfer all or any portion of its, her, or his Units, except with the written consent of the Manager, and provided such Transfer complies with the provisions of this Article VI. Even upon an approved Transfer, the recipient of the transferred Units shall not become a Member until admitted as a Substitute Member in accordance with Section 2.03(b) hereof. Until such time, the Transferee shall constitute an Assignee only.

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(b)   Notwithstanding any other provision of this Agreement (including Section 6.03), each Member agrees that it will not Transfer all or any portion of its Units in the Company, and the Company agrees that it shall not issue any Units:

(i)   except as permitted under the Securities Act and other applicable federal or state securities or Blue Sky laws, and then, with respect to a Transfer of Units, only upon delivery to the Company of an opinion of counsel in form and substance satisfactory to the Company to the effect that such Transfer may be effected without registration under the Securities Act;

(ii)   if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Act;

(iii)   if such Transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act of 1940, as amended; and

(iv)   if such Transfer or other disposition of Units would be unlawful or would otherwise cause the Company to be in violation or breach of any laws, regulations, or any of the Company's other legal obligations, including but not limited to "tied-house" laws, such Transfer shall be null and void without any further action by the Company or any of its Members.

(v)   if the Transferee will hold ten percent (10%) or more interest in the Company, the Transferee: (x) must be approved by the United States Department of the Treasury Tax & Trade Bureau, (y) must be approved by the Utah Department of Alcoholic Beverage Control, and (z) Transferee may only hold ownership in any alcoholic beverage license as allowed by Utah law.

(c)   Any Transfer or attempted Transfer of any Units in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue be treated) as the owner of such Units for all purposes of this Agreement.

Section 6.02   Right of First Refusal. The Company are hereby granted a right of first refusal (the "**First Refusal Right**") exercisable in connection with any proposed Transfer of Membership Interest, except for any Transfer as provided for in Sections 6.03, 6.04, 6.05, or 6.06.

(a)   Notice of Intended Disposition. In the event a Member desires to accept a bona fide third-party offer for the Transfer of any or all of the Member's Units (the Units subject to such offer to be hereinafter called the "**Target Units**"), the Member shall promptly (i) deliver to the Manager and the other Members written notice (the "**Transfer Notice**") of the terms and conditions of the offer, including the portion of the Member's Units subject to the offer, the purchase price, the identity of the third-party offeror, and, upon request of any Manager or Member, information verifying the financial ability of the third-party offeror to purchase the Target Units, and (ii) provide satisfactory proof that the Transfer of the Target Units to such third-party offeror would not be in contravention of the provisions of this Agreement.

(b)   Exercise of Right by the Company. The Company shall, for a period of thirty (30) days following receipt of the Transfer Notice, have the right to purchase all or any portion of the Target Units specified in the Transfer Notice for the purchase price contained therein (the "**Purchase Price**"). Such right shall be exercised by (i) delivering written notice to the transferor Member and the other Members prior to the expiration of the 30-day exercise period and (ii) consummating such transaction within thirty (30) days after the date of such notice.

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(c) Payment of Purchase Price. All payments of the Purchase Price shall be made by cash, wire transfer, or such other method as is mutually agreeable to the parties. The Purchase Price for any purchase by the Company under the rights set forth in Section 6.02(b), shall be paid in two (2) equal installments, the first such installment being due and payable at closing and the second such installments being due and payable on the first anniversary of the closing, unless otherwise agreed. The balance of the Purchase Price, if one, shall be represented by a promissory note of the purchaser of the Target Units, bearing interest from the date of closing at a rate equal to the rate announced from time to time by lowest Applicable Federal Rate payable on the due date of each such note. All notes shall contain a right of prepayment without penalty.

(d) Non-Exercise of Right. In the event the Company does not purchase all of the Target Units, the transferor Member shall have a period of thirty (30) days thereafter in which to Transfer the Target Units to the third-party offeror identified in the Transfer Notice upon terms and conditions specified therein; provided, however, that any such Transfer must not be effected in contravention of the provisions of this Agreement. In the event the Member does not affect such Transfer of the Target Units within the specified 30-day period, the First Refusal Right set forth herein shall continue to be applicable to any subsequent Transfer of the Target Units by the Member.

Section 6.03 Permitted Transfers. The provisions of Section 6.01(a) shall not apply to any Transfer by any Member of all or any portion of its Units to any of the following (each, a "**Permitted Transferee**" and any such Transfer to a Permitted Transferee, a "**Permitted Transfer**"): (a) Such Member's Spouse, parent, siblings, descendants (including adoptive relationships and stepchildren), and the Spouses of each such natural person (collectively, "**Family Members**"); (b) a trust under which the distribution of Membership Interests may be made only to such Member or any Family Member of such Member; (c) a charitable remainder trust, the income from which will be paid to such Member during his life; (d) a corporation, partnership, or limited liability company, the shareholders, partners, or members of which are only such Member or Family Members of such Member; or (e) by will or by the laws of intestate succession, to such Member's executors, administrators, testamentary trustees, legatees, or beneficiaries. Any Permitted Transferee shall be an Assignee until admitted as a Substitute Member in accordance with Section 2.03(b).

Section 6.04 Departure of a Member.

(a) Exercise of Right by the Remaining Members. Upon the death or incapacity of a Crowdfunding Member holding a 10% or greater Membership Interest, a Voting Member, or a Nonvoting Member that in each case is also a natural person (a "**Departing Member**"), for a period of one hundred and eighty (180) days after the date of the occurrence causing the Member's departure, the Company shall have the right (but not the obligation) to purchase such Member's Membership Interest on the terms and conditions set forth in Section 6.04(c). Such right shall be exercised by (i) delivering written notice to the Departing Member, his or her estate and/or heirs and/or legal representatives, within such 180-day period and (ii) consummating such transaction within ninety (90) days after the date of such written notice of exercise.

(b) Non-Exercise of Right. In the event the Company does not purchase the Departing Member's Membership Interest, then the Departing Member shall remain a Member or, in the case of the death of the Departing Member, the Departing Member's heir(s) shall become an Assignee until such time, if at all, as the Company accepts the heir(s) as a Substitute Member in accordance with Section 2.03(b).

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(c) Payment of Purchase Price. The purchase price of the Departing Member's Membership Interest will be equal to the fair market value of the Departing Member's Membership Interest in the Company. Should the applicable parties be unable to mutually agree upon such fair value within thirty (30) days after the Company have indicated their intent to exercise their rights under Sections 6.04(a) and (b), as applicable, the purchase price shall be determined in accordance with the appraisal process set forth in Section 2.09(a) above. The purchase price as so determined shall be paid on the terms set forth in Section 6.02(d).

Section 6.05 Drag-Along Rights. In the event any Member or group of Members having Voting Units equal to or greater than fifty percent (50%) of all issued and outstanding Voting Units proposes to Transfer all of his, her, its, or their Voting Units to a proposed third party (collectively, the "**Transferring Members**"), then for a period of fifteen (15) days after the last day on which such rights could be exercised, the Transferring Member or Members shall have the right (hereby irrevocably granted by each Member) to compel each of the other Members to sell their Membership Interests to the proposed third party, simultaneously with the sale of the Transferring Member or Members' Units, on the same terms and conditions as accepted, subject to this Agreement, by the Transferring Member or Members, and the other Members shall be required to cooperate fully in effectuating such sale to the proposed third party on those terms and conditions Each Crowdfunding Member hereby constitutes and appoints as the proxies of the Crowdfunding Member and hereby grants a power of attorney to the highest ranking executive officer of the Company (or such other Person as the Manager may select) with full power of substitution, with respect to the matters set forth in this Section 6.05 or to take any action reasonably necessary to effect Section 6.05 of this Agreement. Each of the proxy and power of attorney granted pursuant to this Section 6.05 is given in consideration of the agreements and covenants of the Company and the Parties in connection with the transactions contemplated by this Agreement and, as such, each is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires pursuant to the terms herein. Each Crowdfunding Member hereby revokes any and all previous proxies or powers of attorney with respect to the Crowdfunding Units and shall not hereafter, unless and until this Agreement terminates or expires pursuant to the terms hereof, purport to grant any other proxy or power of attorney with respect to any of the Crowdfunding Units or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to, grant any proxy or give instructions with respect to any of the Crowdfunding Units with respect to any of the matters set forth herein.

Section 6.06 Dissolution or Death of Spouse.

(a) If, in connection with the dissolution of marriage or registered domestic partnership of a Crowdfunding Member holding a 10% or greater Membership Interest, a Voting Member, or a Nonvoting Member, any court issues a decree or order that transfers, confirms, or awards a Membership Interest, or any portion of such interest, to that Member's Spouse (an "**Award**"), then, notwithstanding that such transfer would constitute an unpermitted Transfer under this Agreement, that Member shall have the right to purchase from his or her former Spouse that Membership Interest, or portion, that was so transferred, and such former Spouse shall sell the Membership Interest or portion to that Member at the fair market value (determined as set forth in Section 6.04(c)). If the Member fails to consummate the purchase within one hundred and eighty (180) days after the court award (the "**Expiration Date**"), such Member shall provide notice to the Manager, and the Company shall have the option to purchase from the former Spouse the Membership Interest or a portion thereof under Section 6.06(b); provided that the option period shall commence on the later of the day following the Expiration Date or the date of actual notice of Award.

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(b) Exercise of Option by Company or Members. On the receipt of notice from the Member as outlined above, the Company shall, for a period of thirty (30) days following receipt of the notice, have the right to purchase all or any portion of the Membership Interest specified in the notice.

(c) Non-Exercise of Option by Members. If the Company does not exercise its rights to purchase all of the Membership Interest or portion as set forth in Section 6.06(b), the former Spouse shall become an Assignee. If, by reason of the death of a Spouse of a Member, any portion of a Membership Interest is transferred to a Transferee other than the Member or a trust created for the benefit of the Member, then the Member shall have the right to purchase the Membership Interest or portion from the estate or other successor of his or her deceased Spouse or Transferee of such deceased Spouse, and the estate, successor, or Transferee shall sell the Membership Interest or portion thereof at the fair market value (determined as set forth in Section 6.04(c)). If the Member fails to consummate the purchase within one hundred and eighty (180) days after the date of death, the Company shall have the option to purchase from the estate, successor, or Transferee of the deceased Spouse the Membership Interest as articulated in 6.06(b).

ARTICLE VII
Indemnification

Section 7.01 Indemnification.

(a) For purposes of this Section 7.01, "**Covered Person**" means (i) each Voting Member; (ii) each Manager, Officer, employee, agent, or representative of the Company; and (iii) each officer, director, shareholder, partner, manager, member, Affiliate, employee, agent, or representative of each Member, and each of their respective Affiliates.

(b) To the fullest extent permitted under the Act (after waiving all the Act restrictions on indemnification other than those which cannot be eliminated under the Act), as the same now exists or may hereafter be amended, substituted, or replaced (but, in the case of any such amendment, substitution, or replacement, only to the extent that such amendment, substitution, or replacement permits the Company to provide broader indemnification rights than the Act permitted the Company to provide before such amendment, substitution, or replacement), the Company shall indemnify, hold harmless, defend, pay, and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines, or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines, or liabilities, and any amounts expended in settlement of any claims (collectively, "**Losses**") to which such Covered Person may become subject by reason of:

(i) any act or omission or alleged act or omission performed or omitted to be performed on behalf of the Company, by any Member or Manager, or any of their respective direct or indirect subsidiaries in connection with the business of the Company; or

(ii) such Covered Person being or acting in connection with the business of the Company as a member, shareholder, partner, Affiliate, manager, director, officer, employee, agent, or representative of the Company, any Member or Manager, or any of their respective Affiliates, or such Covered Person serving or having served at the request of the Company as a member, manager, director, officer, employee, agent, or representative of any Person including the Company; provided, that such Loss did not arise from (x) the Covered Person's conduct involving bad faith, willful or intentional misconduct, or a knowing violation of law, (y) a transaction from which such Covered Person derived an improper personal benefit, (z) a circumstance under which the liability provisions for improper

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Distributions of Section 405 of the Act are applicable, or (d) a breach of such Covered Person's duties or obligations under Section 409 of the Act (taking into account any restriction, expansion, or elimination of such duties and obligations provided for in this Agreement).

(c) The Company shall promptly reimburse (or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend, or defending any claim, lawsuit, or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 7.01; provided, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this Section 7.01, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(d) The provisions of this Article VII are intended to and shall survive the dissolution, liquidation, winding up, and termination of the Company.

ARTICLE VIII
Inspection Rights

Section 8.01 Inspection Rights. Subject to such reasonable standards as may be established by the Manager and permitted by Applicable Law, upon reasonable notice from a Member, the Company shall afford the Member and such Member's respective representatives access during normal business hours to the corporate, financial, and similar records, reports, and documents of the Company, and shall permit the Member and its respective representatives to examine such documents and make copies thereof, in each case to the extent such information is for a purpose reasonably related to the Member's interest as a Member and at Member's sole expense as further described in Applicable Law.

ARTICLE IX
Dissolution and Liquidation

Section 9.01 Events of Dissolution. The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a) An election to dissolve the Company made by Members holding not less than a Majority of the Voting Units;

(b) Passage of ninety (90) consecutive days during which the Company has no Members; provided that the Membership Interest of a natural person who is the sole Member may pass, by will or Applicable Law, to the Member's heirs, successors, or assigns pursuant to Section 701(3) of the Act; or

(c) The entry of a decree of judicial dissolution under Section 701 of the Act.

Section 9.02 Winding Up and Liquidation.

(a) Upon dissolution, the Company shall immediately commence to wind up its affairs in accordance with the Act and the provisions of this Article.

(b) The Manager shall act as liquidator (the "**Liquidator**"). The Liquidator shall have full power and authority to sell, assign, and encumber any or all of the Company's assets (including the discretion to defer the liquidation of any asset if the immediate sale of the asset would be impractical

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or cause undue loss to the Members) and to wind up and liquidate the affairs of the Company in an orderly and business-like manner.

Section 9.03 Distribution of Assets. The Liquidator shall liquidate the assets of the Company and distribute the proceeds in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law:

(a) First, to the payment of the Company's known debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(b) Second, to the establishment of and additions to reserves that are determined by the Liquidator to be reasonably necessary for any contingent unknown liabilities or obligations of the Company; and

(c) Third, to all Interest Holders in accordance with Section 5.01(a) hereof.

Section 9.04 Required Filings. Upon the occurrence of an event described in Section 9.01 and upon completion of the distribution of assets as provided in Section 9.03, respectively, the Liquidator shall make all necessary filings required by the Act.

ARTICLE X
Definitions

Section 10.01 Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Section 10.01, and when not otherwise defined shall have the meanings set out in the Act:

(a) "**Additional Member**" means a member other than an existing Member or a Substitute Member who has acquired Units from the Company and who agrees to be bound by the terms and conditions of this Agreement.

(b) "**Affiliates**" means, with respect to any Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person. For purposes of this definition, "control" when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

(c) "**Applicable Law**" means all applicable provisions of (i) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (ii) any consents or approvals of any Governmental Authority; and (iii) any orders, decisions, advisory, or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

(d) "**Assignee**" means a Transferee of Units who has not been admitted as a Substitute Member.

(e) "**Code**" means the Internal Revenue Code of 1986, as amended.

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(f) "**Crowdfunding Member**" means a Member holding Crowdfunding Units.

(g) "**Distribution**" means transfer of Property to a Member on account of a Membership Interest.

(h) "**Economic Interest**" means the right to receive only a share of Distributions pursuant to this Agreement and the obligation to contribute a share of additional Capital Contributions pursuant to this Agreement, but not the right: (i) to vote on any matter as a Member; (ii) to participate in the management of the business and affairs of the Company; or to otherwise exercise or enjoy the powers or privileges of a Member under this Agreement, the Articles of Organization, or the Act.

(i) "**Economic Interest Holder**" means a Person who owns solely an Economic Interest in the Company.

(j) "**Electronic Transmission**" means (i) facsimile telecommunication, (ii) email, (iii) posting on an electronic message board or network that the Company has designated for communications (together with a separate notice to the recipient of the posting when the transmission is given by the Company), or (iv) other means of electronic communication where the recipient has consented to the use of the means of transmission (or, if the transmission is to the Company, the Company has placed in effect reasonable measures to verify that the sender is the Member or Manager purporting to send the transmission) and the communication creates a record that is capable of retention, retrieval, and review and may be rendered into clearly legible tangible form.

(k) "**Equity Securities**" means any and all Units of the Company and any securities of the Company convertible into, exchangeable or exercisable for, such Units, including, without limitation, any warrants or other rights to acquire such Units.

(l) "**Fiscal Year**" means the calendar year, unless the Company is required or elects to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

(m) "**Governmental Authority**" means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

(n) "**Interest Holder**" means any Person who is a Member, Assignee, Substitute Member, or other Economic Interest Holder.

(o) "**Majority**" means <u>more than</u> fifty percent (50%).

(p) "**Manager**" has the meaning set forth in Section 3.01 hereof. Each Manager shall constitute a "manager" (as that term is defined in the Act) of the Company.

(q) "**Marital Relationship**" means a civil union, registered domestic partnership, marriage, or any other similar relationship that is legally recognized in any jurisdiction.

(r) "**Member**" means any existing Member, as set forth on the Members Schedule and any Substitute Member or Additional Member.

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(s) "**Members Schedule**" means Schedule I attached hereto.

(t) "**Membership Interest**" means an interest in the Company owned by a Member, including such Member's rights to (i) receive its distributive share of Company assets and items of Company income, gain, loss, and deduction, (ii) vote on, consent to, or otherwise participate in any Member decisions as provided in this Agreement and the Act (if applicable), and (iii) receive any and all other benefits due to a Member under this Agreement and the Act. The Membership Interest of each Member will be stated as a Percentage Interest (and a corresponding number of Units) and shall be as set out in the Members Schedule.

(u) "**Non-Voting Member**" means a Member holding Non-Voting Units.

(v) "**Percentage Interest**" means, with respect to any Interest Holder, that percentage which such Interest Holder's Units constitutes of the aggregate of all Units outstanding at the time the Percentage Interest is determined.

(w) "**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

(x) "**Pro Rata Share**" means the amount equal to (i) the number of Units of the Member as of the date of exercise of a First Refusal Right, divided by (ii) the aggregate number of Units held by all Members who elect to purchase the Target Membership Interest; multiplied by (iii) the number of Units to be transferred under the exercised First Refusal Right.

(y) "**Property**" means any property, real or personal, tangible or intangible, including money and any legal or equitable interest in such property but excluding services and promises to perform services in the future.

(z) "**Regulations**" means, except where the context indicates otherwise, the permanent, temporary, or proposed regulations of the Department of the Treasury under the Code as such regulations may be lawfully changed from time to time.

(aa) "**Sale Event**" means (i) the acquisition of the Company by another entity by means of any transaction or series of related transactions to which the Company is party (including, without limitation, any stock acquisition, reorganization, merger, or consolidation but excluding any sale of Units for capital raising purposes) other than a transaction or series of related transactions in which the holders of the Units of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, as a result of Units in the Company held by such holders prior to such transaction or series of related transactions, at least a Majority of the total voting power and economic interests represented by the outstanding capital stock, Units, or other equity interests of the Company or such other surviving or resulting entity (or if the Company or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent); or (ii) a sale, lease, exclusive license, or other disposition of all or substantially all of the assets of the Company and its subsidiaries taken as a whole by means of any transaction or series of related transactions, except where such sale, lease, exclusive license, or other disposition is to a wholly-owned subsidiary of the Company).

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(bb) "**Spouse**" means a spouse, a party to a civil union, a registered domestic partner, a same-sex spouse or partner, or any person in a Marital Relationship with a Member.

(cc) "**Transfer**" means to sell, transfer, assign, gift, pledge, encumber, hypothecate, or similarly dispose of, directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation, or similar disposition of, any Units or any interest (including a beneficial interest or "transferable interest" as defined by Section 102(29) of the Act) therein. "**Transfer**" when used as a noun, and "**Transferred**" when used to refer to the past tense, shall have correlative meanings. "**Transferor**" and "**Transferee**" mean a Person who makes or receives a Transfer, respectively.

(dd) "**Unit**" has the meaning set forth in Section 2.02(d) above.

(ee) "**Voting Member**" means a Member holding Voting Units.

ARTICLE XI
Miscellaneous

Section 11.01 Governing Law. All issues and questions concerning the application, construction, validity, interpretation, and enforcement of this Agreement shall be governed by and construed in accordance with the internal laws of the State of Utah, without giving effect to any choice or conflict of law provision or rule (whether of the State of Utah or any other jurisdiction) that would cause the application of laws of any jurisdiction other than the State of Utah.

Section 11.02 Submission to Jurisdiction. The parties hereby agree that any suit, action, or proceeding based on any matter arising out of or in connection with this Agreement or the transactions contemplated hereby, shall be brought in the state and federal courts, in each case located in the Utah County, Utah. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding.

Section 11.03 Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege.

Section 11.04 Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.04):

If to the Company:	Clearwater Distilling Company LLC 564 North 1200 East

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Lehi, Utah 84043
Attention: Matthew D. Eau Claire
Email: matt@clearwaterdistilling.com

with a copy to:

Dinsmore & Shohl LLP
255 E. Fifth Street, Suite 1900
Cincinnati, OH 45202
E-mail: allan.daily@dinsmore.com
Attention: Allan Daily

If to the Manager:

Matthew D. Eau Claire
564 North 1200 East
Lehi, Utah 84043

If to a Member, to such Member's respective mailing address, facsimile number or email address, as applicable, as set forth on the Members Schedule.

Section 11.05 Remedies. In the event of any actual or prospective breach or default by any party, the other parties shall be entitled to equitable relief, including remedies in the nature of injunction and specific performance, awarded by a court of competent jurisdiction (without being required to post a bond or other security or to establish any actual damages). In this regard, the parties acknowledge and agree that they will be irreparably damaged in the event this Agreement is not specifically enforced, since (among other things) the Units are not readily marketable. All remedies hereunder are cumulative and not exclusive, may be exercised concurrently, and nothing herein shall be deemed to prohibit or limit any party from pursuing any other remedy or relief available at law or in equity for any actual or prospective breach or default, including recovery of damages. In addition, the parties hereby waive and renounce any defense to such equitable relief that an adequate remedy at law may exist.

Section 11.06 Severability. If any term or provision of this Agreement is held to be invalid, illegal, or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

Section 11.07 Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, and permitted assigns. This Agreement may not be assigned by any Interest Holder except as permitted by this Agreement and any assignment in violation of this Agreement shall be null and void.

Section 11.08 Amendment. Except as otherwise provided by this Agreement, no provision of this Agreement may be amended or modified except by an instrument in writing executed by the percentage of Units as may be required by Section 3.07 hereof. Any such written amendment or modification will be binding upon the Company and each Member. Any proposed amendment hereto that negatively or disproportionately impacts, or is likely to negatively or disproportionately impact, one or more classes of Members, shall require the approval of the Majority of the Units to be impacted by the proposed amendment.

Section 11.09 Accounting Methods. The Company books and records shall be prepared and maintained in accordance with such method of accounting as determined to be appropriate by the

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Manager, consistently applied, except that the Members' Capital Accounts shall be maintained as provided in this Agreement.

Section 11.10 Confidentiality. Each Interest Holder and Manager acknowledges that during the term of this Agreement, such Interest Holder and/or Manager will have access to and become acquainted with trade secrets, proprietary information, and confidential information belonging to the Company and its Affiliates that are not generally known to the public, including, but not limited to, information concerning business plans, financial statements, intellectual property, and other information provided pursuant to this Agreement, operating practices and methods, expansion plans, strategic plans, marketing plans, contracts, customer lists, or other business documents that the Company treats as confidential, in any format whatsoever (collectively, "**Confidential Information**"). In addition, each Interest Holder and Manager acknowledges that (i) the Company has invested, and continues to invest, substantial time, expense, and specialized knowledge in developing its Confidential Information, (ii) the Confidential Information provides the Company with a competitive advantage over others in the marketplace, and (iii) the Company would be irreparably harmed if the Confidential Information were disclosed to competitors or made available to the public. Without limiting the applicability of any other agreement to which any Interest Holder or Manager is subject, no Interest Holder or Manager shall, directly or indirectly, disclose or use (other than solely for the purposes of such Interest Holder monitoring and analyzing its investment in the Company or as required for a Manager to perform his duties to the Company) at any time including, without limitation, use for personal, commercial, or proprietary advantage or profit, either during its association with the Company or thereafter, any Confidential Information of which such Interest Holder or Manager is or becomes aware. Each Interest Holder and Manager in possession of Confidential Information shall take all appropriate steps to safeguard such information and to protect it against disclosure, misuse, espionage, loss, and theft.

(a) Nothing contained in Section 11.10 shall prevent any Interest Holder or Manager from disclosing Confidential Information (i) to the extent compelled by legal or regulatory process or required or requested pursuant to subpoena, interrogatories, or other discovery requests, (ii) to the extent necessary in connection with the exercise of any remedy hereunder, (iii) to any other Interest Holder or Manager, or the Company, (iv) to such Interest Holder's or Manager's representatives who, in the reasonable judgment of such Interest Holder or Manager, need to know such Confidential Information and agree to be bound by the provisions of this Section 11.10 as if an Interest or Manager, or (v) to any potential Permitted Transferee in connection with a proposed Transfer of Units from such Interest Holder, if such potential Permitted Transferee agrees in writing to be bound by the provisions of this Section 11.10 (or a substantially similar confidentiality agreement) as if an Interest Holder or Manager before receiving such Confidential Information; provided that, in the case of any such disclosure, such Interest Holder or Manager shall notify the Company and other Interest Holders of the proposed disclosure as far in advance of such disclosure as practicable (but in no event make any such disclosure before notifying the Company and other Interest Holders) and use reasonable efforts to ensure that any Confidential Information so disclosed is accorded confidential treatment satisfactory to the Company.

(b) The restrictions of Section 11.10(i) shall not apply to Confidential Information that (x) is or becomes generally available to the public other than as a result of a disclosure by an Interest Holder or Manager in violation of this Agreement, (y) is or has been independently developed or conceived by such Interest Holder or Manager without use of or reference to Confidential Information, or (z) becomes available to such Interest Holder or Manager on a non-confidential basis from a source other than the Company, or the other Interest Holders or Managers; provided, that such source is not known by the receiving Interest Holder or Manager to be bound by a confidentiality agreement regarding the Company. The obligations of each Interest Holder and Manager under this Section 11.10 shall survive

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(i) the termination, dissolution, liquidation, and winding up of the Company and (ii) the dissociation of such Interest Holder or removal of such Manager.

Section 11.11 Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision of this Agreement.

Section 11.12 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, email, or other means of Electronic Transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section 11.13 Entire Agreement. This Agreement, together with the Articles of Organization and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, records, representations, and warranties, both written and oral, whether express or implied, with respect to such subject matter.

Section 11.14 No Third-Party Beneficiaries. Except as provided in Article VII, which shall be for the benefit of and enforceable by Covered Persons as described therein, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

Section 11.15 Spousal Consent. At the request of the Manager, in its sole discretion, each Member shall cause such Member's Spouse to execute and deliver to the Company a spousal consent (unless such Spouse is a joint owner of such Member's Units and such Spouse is a signatory hereto) in the form acceptable to the Company, pursuant to which the Spouse acknowledges that he or she has read and understood the Agreement and agrees to be bound by its terms and conditions.

Section 11.16 Alcohol Laws, Regulations, Licenses, and Permits. Each Interest Holder represents and warrants that such Interest Holder shall promptly provide all information, execute all documents, and do all other things reasonably requested (without, however, assuming or undertaking any monetary liability) by the Manager in connection with the Company's application for, or obtaining or maintenance of, any liquor, beverage or other license or permit sought or held by the Company. Where any refusal to comply with the foregoing representation lasts for twenty-one (21) calendar days after receipt of a written request by the Manager or an Interest Holder's ownership of Membership Interest would constitute a breach of any laws, regulations, or any of the Company's other legal obligations, including but not limited to "tied-house" laws or in any way negatively impact the Company's ability to obtain or maintain any liquor, beverage, or other license or permit sought or held by the Company, the Manager may, in its sole discretion, elect to treat the breaching Interest Holder as a Departing Member and may repurchase such breaching Member's Units in accordance with Section 6.04 above. Any failure by the Company or the Manager to request any information, documents, certificates, or any other things from any Member at any time or from time to time shall not constitute a waiver of the right to do so at any other time.

ARTICLE XII
Investment Representations and Warranties; Indemnification

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Section 12.01 <u>Investment Representations, Warranties, and Indemnification.</u> Each Interest Holder hereby represents warrants and covenants to the Company as follows:

(a) The Interest Holder is acquiring Units solely for such Interest Holder's own account, for investment purposes, and not with a view to resale or distribution;

(b) The Interest Holder recognizes that investments of the type contemplated by the Company involve risks, and the Interest Holder has taken full cognizance of and understands such risks;

(c) The Interest Holder has been provided with all information and documents relating to the Company and its proposed business and operations as necessary for Interest Holder to make an informed investment decision; the Interest Holder has been afforded an opportunity to request any and all relevant information concerning such matters, and has been provided with all information the Interest Holder has requested and with copies of all documents that have been requested; and the Interest Holder has read, thoroughly reviewed, and understands all such documents and information;

(d) The Interest Holder has not and shall not take any action that is unlawful or would otherwise cause the Company to be in violation or breach of any laws, regulations, or any of the Company's other legal obligations, including but not limited to "tied-house" laws.

(e) In connection with the purchase of Membership Interest/Units:

(i) the Interest Holder has been fully informed of the circumstances under which the Interest Holder is required to take and hold a Units pursuant to the requirements of the Securities Act and other applicable securities laws, including state and Blue Sky laws;

(ii) the Interest Holder has been informed by the Company that a Unit is not registered under the Securities Acts and may not be transferred, assigned, or otherwise disposed of unless subsequently registered under the Securities Acts or an exemption from such registration is available;

(iii) the Interest Holder understands that the Company is under no obligation to register the Interest Holder's Units under the Securities Act or state securities laws or to comply with any applicable exemption or exemptions to the Securities Act or state securities laws with respect to such Interest Holder's Units; and

(iv) stop transfer instructions will be noted on the records of the Company and any certificate or other document evidencing ownership of the Units will bear a legend restricting the transfer thereof.

(f) The Interest Holder understands that this Agreement contains restrictions on the transfer, assignment, and disposition of the Interest Holder's Units, and that, in addition to such restrictions, the Interest Holder covenants and agrees that such Interest Holder's Units shall not be sold, assigned, transferred, or otherwise disposed of unless: (i) such sale, assignment, transfer, or disposition is exempt from registration under the Securities Acts and, if the Company so requests, an opinion satisfactory to the Company to such effect has been rendered by counsel satisfactory to the Company; or (ii) a registration statement covering such Interest Holder's Units is effective under the Securities Act.

(g) In connection with the sale or transfer of interests within any non-individual Interest Holder, no Person has been admitted to such partnership, trust, corporation, or other entity whose

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participation or investment therein, or whose indirect participation or investment in the Company, constitutes, or would constitute, a violation on the part of the Company of the Securities Act or other applicable securities laws; nor does the manner in which any such sale or transfer of interests within any non-individual Interest Holder has been conducted constitute a violation on the part of the Company of the Securities Act or other applicable securities laws.

(h) The Interest Holder has such knowledge and experience in financial and business matters, particularly as contemplated to be undertaken by the Company, so as to be capable of evaluating the merits and risks of the acquisition of Units. In addition, the Interest Holder can afford the loss of the Interest Holder's entire investment in the Company.

(i) All transactions contemplated by this Agreement to be performed by each Interest Holder, if an entity, have been duly authorized by all necessary action of its partners, trustees, Managers, or other governing body and by the owners of all the equity interests in such Interest Holder; the consummation of this Agreement will not result in a breach or violation of, or default under, the partnership agreement, trust agreement, articles of organization, operating agreement, or other governing document of such Interest Holder or any agreement by which the Interest Holder is bound or any statute, regulation, order, or other law to which the Interest Holder is subject; and this Agreement is a binding and enforceable agreement on the part of the Interest Holder.

Section 12.02 Indemnification. Each Interest Holder shall and does hereby agree to indemnify and hold harmless the Company and each other Interest Holder from any damages, claims, expenses, losses, or actions resulting from a breach by such Interest Holder of any of the warranties and representations contained in this Article XII or the untruth of any of the warranties and representations contained in this Article XII.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK – SIGNATURE PAGE FOLLOWS]

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SIGNATURE PAGE TO AMENDED AND RESTATED OPERATING AGREEMENT
CLEARWATER DISTILLING COMPANY LLC

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the Effective Date.

MEMBERS:

DocuSigned by:
Matt Eau Claire
____
Matthew D. Eau Claire

DocuSigned by:
____
Stephanie Eau Claire

Fred and Judy Metz

DocuSigned by:
Fred L. Metz
____
Fred Metz

DocuSigned by:
Judith A. Metz
____
Judy Metz

FACTORY6, INC.

DocuSigned by:
By: Kerry Brown
____
Name: S. Kerry Brown
Title: Owner

DocuSigned by:
____
James Pyle

DocuSigned by:
Adam Opalek
____
Adam Opalek

COMPANY:
Clearwater Distilling Company LLC

DocuSigned by:
By: Matt Eau Claire
Name: Matthew D. Eau Claire
Title: Manager

SOLE MANAGER:

DocuSigned by:
Matt Eau Claire
____
Matthew D. Eau Claire

<u>Schedule I</u>
MEMBERS SCHEDULE

							Units					Membership Interest Percentage				
Member	Address	Capital Contribution	Voting Units	Non-Voting Units	Crowdfunding Units	Total Units	Y1	Y2	Y3	Y4	Y5	Y1	Y2	Y3	Y4	Y5
Mathew D. Eau Claire	564 North 1200 East Lehi, UT 84043	$ 12,000.00	1,801,000.00	-	-	1,801,000	1,801,000	1,801,000	1,801,000	1,801,000	1,801,000	71.44%	67.34%	63.69%	60.42%	58.08%
Stephanie Eau Claire	564 North 1200 East Lehi, UT 84043	$ -	299,999.00	-	-	299,999	299,999	299,999	299,999	299,999	299,999	11.90%	11.22%	10.61%	10.06%	9.67%
James Pyle	901 North 1300 West Pleasant Grove, UT 84043	$ -	299,999.00	-	-	59,999	59,999	119,999	179,999	239,999	299,999	2.38%	4.49%	6.37%	8.05%	9.67%
Factory6, Inc.	81 Mountain Way Drive Orem, UT 84058	$ -	299,999.00	-	-	59,999	59,999	119,999	179,999	239,999	299,999	2.38%	4.49%	6.37%	8.05%	9.67%
Adam Opalek	5054 Red Fox Ct Park City, UT 84098	$ -	100,000.00	-	-	-	-	33,334	66,664	100,000	100,000	0.00%	1.25%	2.36%	3.35%	3.22%
Fred & Judy Metz	4003 Bayside Drive Bradenton, FL 34210	$ 100,000.00	-	299,999	-	299,999	299,999	299,999	299,999	299,999	299,999	11.90%	11.22%	10.61%	10.06%	9.67%
Total		$ 112,000.00	2,800,997	299,999	-	2,520,996	2,520,996	2,674,330	2,827,660	2,980,996	3,100,996	100.00%	100.00%	100.00%	100.00%	100.00%